THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 74

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

☐ REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 30, 2003

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva N°1380 - Renca
(Santiago de Chile, Santiago)
(56 2) 687-7000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   [X]   Form -40-F   [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes   [ ]   No   [X]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 (b) : 82-------------

Total of Sequentially Numbered Pages 74

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the three months ended June 30, 2003, as filed with the *Chilean Superintendence of Securities and Insurance*.

<u>Signatures</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Supermercados Unimarc S.A.
Date: October 23, 2003	By**: Claudia Quezada Romero**
	(C.F.O.)

**Report of the External Auditors in connection to the Financial
Statements as of June 30, 2003**

Corporate Name of the External Auditors: A & CG AUDITORES CONSULTORES
        GERENCIALES LTDA.
External Auditors' Taxpayer Number: 78,933,630-K

External Auditors' Report
Revision of the Interim Financial Statements as of June 30, 2003
External Auditors' Taxpayer Number: 78,933,630-K
Corporate Name of the External Auditors: A & CG Auditores Consultores Gerenciales
        Ltda.

Messrs
Chairman, Directors and Shareholders
Supermercados Unimarc S.A. & Affiliates

1. We have reviewed the general consolidated balance sheets of company Supermercados
Unimarc S.A. & Affiliates as of June 30, 2003 and 2002, and the related consolidated
statements of results and cash flow for the six-month period ended on that date. These
interim financial statements and its related notes are the responsibility of the management
of company Supermercados Unimarc S.A. The attached Reasoned Analysis and Relevant
Facts are not an integral part of these financial statements; therefore, this report does not
extend to same.

2. We have made a revision in accordance to auditing norms established in Chile for a
revision of the interim financial information. A revision of interim financial information
mainly consists in applying procedures of analytical revision of the financial statements and
inquiring with the personnel responsible for the financial and accounting matters. The
extent of this revision is substantially less than that of an audit conducted as per the Chilean
generally accepted auditing norms, the purpose of which is to deliver an opinion on the
financial statements taken as a whole. Consequently, the interim consolidated financial
statements as of June 30, 2003 and 2002 have not been audited and therefore, we are not in
a position to express, nor do we express such an opinion.

3. In the preliminary report dated August 28, 2003, on the interim financial statements to
June 30 of 2003 and 2002, opinion issued with an emphasis paragraph, differs from our
present report. As it is explained more thoroughly in the Note 28 to the financial
statements, according to the instructions imparted by the Securities and Insurance
Superintendence in diverse occupations, Supermercados Unimarc S.A. has registered the
classification of certain "monetary" items to "not monetary" in their Interim financial
statements in the year ended to June 30 of 2003 and 2002, referred to their branch
Supermercados Hipermarc S.A. in the Republic of Argentina, giving origin to an utility of
M$ 1.065.019 and a loss of M$ 1.767.621 respectively, for the recognition in their results

according the proportional equity value method. In consequence, our report on the financial statements reemission June 30 of 2003 and 2002, here showed, differ from the report of August 28, 2003, considering that the present financial statements reemission contemplate the adjustment with position to results of the exercises proposed by the Chilean Securities and Insurance Superintendence, that gave origin to this exception.

4. Just as it is stated in Note 23 (c.1) the company has furnished personal guarantees for up to US$ 13,688,889 in one case and for up to US$ 25,230,328 in the other, jointly with other related companies, guarantors of these same obligations, applicable in case of insufficiency or if it is not possible to execute the guarantee with respect to one or more of the guarantors, in connection with the obligations attributable to such insufficient guarantor or guarantors, in favor of Inversiones Errázuriz Ltda. to cover its obligations with the State Street Bank and Trust Company. On March 25, 2001, Inversiones Errázuriz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inversiones Errázuriz Ltda. report that there are pending appeals to the resolutions enacted by the Judge of the case in the United States, which are currently being reviewed. As of the closing date of these Financial Statements, the lawyers responsible for the aforementioned case have informed Inversiones Errázuriz Ltda. that the parties have presented their respective writs to the appeal filed. In the lawyers' opinion, the final result of the litigation may not be foreseen at this point in time. Consequently, no provision has been recognized, nor loss, which may result from the process, in the attached financial statements.

5. Based on our revision of the interim consolidated financial statements as of June 30, 2003 and 2002, we are not aware of any material adjustments that should be made in same, in order for them to be in accordance with the Chilean generally accepted accounting principles.

6. The original signed version of this report is publicly available at the offices of the Securities and Insurance Superintendence.

Santiago, August 28, 2003 - A&CG Auditores Consultores Gerenciales Ltda.

Taxpayer number of the signing partner: 5,070,231-6

Name of the signing partner: FERNANDO BRAUN REBOLLEDO

Name of the authorized officer: FERNANDO BRAUN REBOLLEDO

Taxpayer number of the authorized officer: 5,070,231-6

ASSETS

ASSETS	NOTE NUMBER	mm 06 CURRENT	dd 30	yr 2003	mm 06 PREVIOUS	dd 30	yr 2002
5.11.00.00 TOTAL CURRENT ASSETS		**28.794.374**			**27,204,286**		
5.11.10.10 Available		1.692.204			963,664		
5.11.10.20 Time deposits		349.851			0		
5.11.10.30 Negotiable securities (net)		0			0		
5.11.10.40 Debtors from sales (net)	5	1.148.830			1,415,639		
5.11.10.50 Notes receivable (net)	5	2.791.018			2,376,770		
5.11.10.60 Sundry debtors (net)	5	85.512			466,703		
5.11.10.70 Related companies bills receivable and debtors	6	10.019.433			6,455,382		
5.11.10.80 Inventories (net)	7	11.214.023			10,976,255		
5.11.10.90 Recoverable taxes		712.310			1,087,262		
5.11.20.10 Prepaid expenses	28	634.462			823,651		
5.11.20.20 Deferred taxes		0			1,116,965		
5.11.20.30 Other current assets	9	146.731			1,521,995		
5.11.20.40 Leasing contracts (net)		0			0		
5.11.20.50 Assets for leasing (net)		0			0		
5.12.00.00 TOTAL FIXED ASSETS	**10**	**146.123.812**			**153,981,382**		
5.12.10.00 Land	10	43.860.697			45,529,070		
5.12.20.00 Constructions and infrastructure works	10	63.907.350			65,425,569		
5.12.30.00 Machinery and equipment	10	22.295.296			31,118,112		
5.12.40.00 Other fixed assets	10	37.389.794			42,681,893		
5.12.50.00 Higher value due to technical revaluation of fixed assets		0			0		
5.12.60.00 Depreciation (less)	10	-21.329.325			-30,773,262		
5.13.00.00 TOTAL OTHER ASSETS		**23.520.606**			**24,966,416**		
5.13.10.10 Investments in related companies		0			0		
5.13.10.20 Investments in other companies		0			0		
5.13.10.30 Lower value of investments	12	15.773.374			17,413,971		
5.13.10.40 Higher value of investments (less)	12	-40,520			-4,491		
5.13.10.50 Long-term debtors	5	577,605			584,067		
5.13.10.60 Long-term related companies bills receivable and debtors		0			0		
5.13.10.65 Long-term deferred taxes	8	5,416,158			4,459,334		
5.13.10.70 Intangible		187,708			11,772		
5.13.10.80 Amortization (less)		0			0		
5.13.10.90 Other	13	1,606,281			2,501,763		
5.13.20.10 Long-term leasing contracts (net)		0			0		
5.10.00.00 TOTAL ASSETS		**198,438,792**			**206,152,084**		

LIABILITIES

LIABILITIES	NOTE NUMBER	mm 06	dd 30	yr 2003 CURRENT	mm 06	dd 30	Yr 2002 PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES				**61,380,441**			**59,615,718**
5.21.10.10 Short-term bank and financial institutions obligations	14			22,393,002			23,421,915
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14			1,462,118			2,329,521
5.21.10.30 Obligations with the public (Promissory notes)				0			0
5.21.10.40 Obligations with the public-short-term portion (bonds)				0			0
5.21.10.50 Long-term obligations with maturity within one year				0			0
5.21.10.60 Payable dividends				0			0
5.21.10.70 Accounts payable	27			27,108,476			23,185,295
5.21.10.80 Notes payable				229,970			642,340
5.21.10.90 Sundry creditors	29			1,300,554			1,348,855
5.21.20.10 A related company notes and accounts payable	6			6,989,510			3,388,566
5.21.20.20 Provisions	16			378,925			3,683,745
5.21.20.30 Withholdings				416,104			475,408
5.21.20.40 Income tax				92,437			283,868
5.21.20.50 Income received in advance	17			838,944			854,558
5.21.20.60 Deferred taxes	8			168,810			0
5.21.20.70 Other current liabilities				1,591			1,647
5.22.00.00 TOTAL LONG-TERM LIABILITIES				**32,238,353**			**35,723,981**
5.22.10.00 Bank and financial institutions obligations	15			7,760,944			8,863,770
5.22.20.00 Long-term obligations with the public (bonds)				0			0
5.22.30.00 Long-term notes payable				0			1,467,153
5.22.40.00 Long-term sundry creditors	29			2,552,805			2,627,290
5.22.50.00 Long-term related companies note and account payable	6			17,729,884			17,638,418
5.22.60.00 Long-term provisions				0			0
5.22.70.00 Other long-term liabilities	8			0			0
5.22.80.00 Others long-term liabilities	17			4,194,720			5,127,350
5.23.00.00 MINORITY INTEREST	18			72,683			77,360
5.24.00.00 TOTAL EQUITY				**104,747,315**			**110,735,025**
5.24.10.00 Paid-in capital	19			55,873,978			56,145,211
5.24.20.00 Capital revaluation reserves	19			614,614			336,871
5.24.30.00 Share premium	19			28,893,209			28,889,879
5.24.40.00 Other reserves	19			1,043,789			2,033,136
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19			18,321,725			23,329,928
5.24.51.00 Reserves for future dividends				0			0
5.24.52.00 Retained earnings	19			21,191,788			22,806,452
5.24.53.00 Accumulated losses (less)				0			0
5.24.54.00 Profits (losses) of the period	19			-2,870,063			523,476
5.24.55.00 Interim dividend (less)				0			0
5.24.56.00 Development period accumulated deficit				0			0
5.20.00.00 TOTAL LIABILITIES				**198,438,792**			**206,152,084**

INCOME STATEMENT

INCOME STATEMENT	NOTE NUMBER	mm 06 dd 30 yr 2003 CURRENT	mm 06 Dd 30 Yr 2002 PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		**-1,433,028**	**-2,199,849**
5.31.11.10 TRADING MARGIN		14,273,169	12,925,338
5.31.11.11 Trading income		62,575,083	59,880,906
5.31.11.12 Operating cost (less)		-48,301,914	-46,955,568
5.31.11.20 Administration and sales expenses (less)		-15,706,197	-15,125,187
5.31.12.00 NON-TRADING INCOME		**-2,477,245**	**-991,219**
5.31.12.10 Financial income		51,271	14,684
5.31.12.20 Related companies investments profits		0	0
5.31.12.30 Other non-trading income	20	812,751	335,514
5.31.12.40 Related companies investments losses (less)		0	0
5.31.12.50 Amortization lower value of the investment (less)	12	-1,446,535	-638,919
5.31.12.60 Financial expenses (less)		-1,835,944	-2,327,085
5.31.12.70 Other non-operating expenses (less)	20	-33,592	-1,110,139
5.31.12.80 Price-level restatement	21	220,848	42,992
5.31.12.90 Exchange rate differences	22	-246,044	2,691,734
5.31.10.00 Profit before income tax and extraordinary items		**-3,910,273**	**-3,191,068**
5.31.20.00 Income tax	**8**	**225,140**	**3,706,323**
5.31.30.00 Extraordinary items		**0**	**0**
5.31.40.00 Profit (loss) before deduction of minority interest		**-3,685,133**	**515,255**
5.31.50.00 Minority interest		**6,301**	**8,198**
5.31.00.00 NET PROFIT (LOSS)		**-3,678,832**	**523,453**
5.32.00.00 Amortization of higher value of investments	12	808,769	23
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		**-2,870,063**	**523,476**

CASH FLOW STATEMENT – DIRECT

CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	mm 06	dd 30	yr 2003	mm 06	dd 30	Yr 2002
		CURRENT			PREVIOUS		
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION			**-4,546,593**			**-5,959,839**	
5.41.11.10 Collection from debtors from sales			72,888,714			76,056,119	
5.41.11.20 Financial income received			42,283			631,957	
5.41.11.30 Dividends and other distributions received			0			0	
5.41.11.40 Other income received			147,513			41,756	
5.41.11.50 Payments to suppliers and personnel (less)			-75,639,840			-80,256,830	
5.41.11.60 Paid interest (less)			-1,576,651			-1,246,179	
5.41.11.70 Paid income tax (less)			-4,251			-3,106	
5.41.11.80 Other paid expenses (less)			-166,979			-566,325	
5.41.11.90 Paid Value Added Tax and other similar (less)			-237,382			-617,231	
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES			**9,466,340**			**-3,735,390**	
5.41.12.05 Placement of cash shares			0			0	
5.41.12.10 Loans obtained			4,158,941			6,572,106	
5.41.12.15 Obligations with the public			0			0	
5.41.12.20 Loans verified by documentary evidence with related companies			0			0	
5.41.12.25 Other loans obtained from related companies			10,904,906			2,733,417	
5.41.12.30 Other sources of financing			0			0	
5.41.12.35 Payment of Dividends (less)			0			-122,089	
5.41.12.40 Distribution of capital (less)			0			0	
5.41.12.45 Payment of loans (less)			-5,423,747			-12,918,824	
5.41.12.50 Payment of obligations with the public (less)			-173,760			0	
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)			0			0	
5.41.12.60 Payment of other loans of related companies (less)			0			0	
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)			0			0	
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)			0			0	
5.41.12.75 Other disbursement due to financing (less)			0			0	
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES			**-4,577,927**			**7,492,889**	
5.41.13.05 Sale of Fixed Assets			1,515,148			7,857,192	
5.41.13.10 Sale of permanent investments			0			0	
5.41.13.15 Sale other investments			501,304			3,015	
5.41.13.20 Collection of loans verified by documentary evidence to related Co.			0			0	
5.41.13.25 Collection of other loans to related companies			0			0	
5.41.13.30 Other investment income			1,542,207			0	
5.41.13.35 Addition of fixed assets (less)			-78,226			-367,318	
5.41.13.40 Payment of capitalized interest (less)			0			0	
5.41.13.45 Permanent investments (less)			-8,058,360			0	
5.41.13.50 Investments on financial instruments (less)			0			0	
5.41.13.55 Loans verified by documentary evidence to related companies (less)			0			0	
5.41.13.60 Other loans to related companies (less)			0			0	
5.41.13.65 Other investment disbursements (less)			0			0	
5.41.10.00 TOTAL NET FLOW OF THE PERIOD			341,820			-2,202,340	
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT			-41,667			16,447	
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION			300,153			-2,185,893	
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE			1,741,902			3,149,557	
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE			**2,042,055**			**963,664**	

FLOW – RESULT CONCILIATION

FLOW – RESULT CONCILIATION	NOTE NUMBER	mm 06 dd 30 yr 2003 CURRENT	mm 06 dd 30 yr 2002 PREVIOUS
5.50.10.00 Profits (loss) of the period		**-2,870,063**	**523,476**
5.50.20.00 Profit or loss from disposal of assets		**-627,986**	**888,564**
5.50.20.10 (Profits) Loss from disposal of fixed assets		-1,499	890,900
5.50.20.20 Profits on investments sale (less)		-626,487	0
5.50.20.30 Loss on investments sale		0	0
5.50.20.40 (Profits) Loss on other assets sale		0	-2,336
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		**2,291,888**	**-4,074,483**
5.50.30.05 Depreciation of the period		3,019,517	2,452,157
5.50.30.10 Amortization of intangible		0	0
5.50.30.15 Penalties and provisions		-349,208	-3,145,372
5.50.30.20 Profits accrued from investments in Related Companies (less)		0	0
5.50.30.25 Loss accrued on investments in related companies		0	0
5.50.30.30 Amortization of lower value of investment		1,446,535	638,919
5.50.30.35 Amortization of higher value of investments (less)		-808,769	-23
5.50.30.40 Net Price-Level restatement		-220,848	-42,992
5.50.30.45 Net exchange rate gains/losses		246,044	-2,691,734
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		-371,383	-1,285,438
5.50.30.55 Other charges to results that do not represent cash flow		0	0
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		**-4,134,524**	**2,752,473**
5.50.40.10 Debtors from sales		-1,355,448	166,836
5.50.40.20 Inventories		-768,069	2,118,032
5.50.40.30 Other assets		-2,011,007	467,605
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		**130,393**	**-6,041,671**
5.50.50.10 Accounts payable related to operating results		947,143	-6,294,738
5.50.50.20 Payable interest		0	0
5.50.50.30 Payable income tax (net)		-13,810	1,647
5.50.50.40 Other accounts payable related with non-trading income		-802,940	251,420
5.50.50.50 Payable V.A.T. And other similar (net)		0	0
5.50.60.00 Minority Interest Profits (loss)		**-6,301**	**-8,198**
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		**-4,546,593**	**-5,959,839**

01.   REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the *Chilean Superintendencia de Valores y Seguros,* Superintendence of Securities and Insurance, registered the Company Supermercados Unimarc S.A., under N°447. In this way the company be subjected to the control of this Superintendence.

02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover the six-month comprised between January 1 and June 30, 2003 and 2002.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the *Colegio de Contadores de Chile A.G.*, Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Superintendency of Securities and Insurance. Should any discrepancies occur, the regulations instructed by the Superintendency would prevail over the former ones.

(c) Bases of Presentation

For comparative purposes, the financial statements as of June 30, 2002, are presented updated by 3.5%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-company transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected of the inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at June 30, 2003. Estimations were made using the consumer price index informed by the *Instituto Nacional de Estadísticas*, National Institute of Statistics, namely 1.1% and 0.6% for the periods ended on June 30, 2003 and 2002 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and indexation units, existing as of June 30, 2003 and 2002 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2003	2002
	(Chilean Pesos)	
Unidad de Fomento	16,959.67	16,355.20
U.S. Dollar	699.12	688.05
Argentinean Peso	250.043	181.07

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of Bad Debt

In order to cover potential bad debt accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. As of June 30, 2003 and 2002 the provisions for debtors from sales and notes receivable for a total amount of ThCh$ 398,633.- and ThCh$ 265,312.-, respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin N°33 of the Colegio de Contadores de Chile A.G..

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of Fixed Assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under Leasing

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets therefore, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in Related Companies

As of June 30, 2003 and 2002, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin Nº64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing company.

As from year 1998, and according to the provisions indicated in the circular letter N°1358 issued by the *Chilean Superintendencia de Valores y Seguros*, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin N°60 of the *Colegio de Contadores de Chile A.G.* and to the circular letter Nº 1466 of the *Superintendencia de Valores y Seguros*.

The company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

(n) Income from Operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash Flow Statements

The cash flow statements included herein have been prepared according to the direct method.   All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

02. ACCOUNTING CRITERIA APPLIED (Cont.)
Companies included in the consolidation

Taxpayer Number	Company Name	Percentage of Participation			
		06-30-2003			06-30-2002
		Direct	Indirect	Total	Total
79.960.220-2	Compañía Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
88.461.600-K	Servicios Integrales S.A.	0.0000	0.0000	0.0000	100.0000
87.678.200-6	Comercial Supermercado Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa María S.A.	0.0000	98.0000	98.0000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercado Rancagua S.A.	0.0000	9.90000	9.9000	100.0000
79.785.340-2	Supermercado Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organización y Servicios S.A.	99.9549	0.0000	99.9549	99.9550
96.757.830-4	Administradora y Servicios Talcahuano S.A.	0.0000	0.0000	0.0000	100.0000
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.480-4	Administradora de Recursos S.A.	0.0000	0.0000	0.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
96.825.920-2	Administradora y Servicios Temuco S.A.	0.0000	0.0000	0.0000	100.0000
96.833.720-3	Administradora y Servicios Chillan S.A.	0.0000	0.0000	0.0000	100.0000
96.833.710-6	Servicios de Protección y Seguridad S.A	0.0000	0.0000	0.0000	100.0000
96.336.500-2	Administradora y Serv. Las Tranqueras S.A.	0.0000	0.0000	0.0000	100.0000
96.836.520-7	Administradora y Servicios Cordillera S.A.	0.0000	0.0000	0.0000	100.0000
96.785.510-3	Inmobiliaria y Constructora S.A.	0.0000	51.0800	51.0800	51.0800
96.879.010-2	Administradora y Servicios Rancagua S.A.	0.0000	0.0000	0.0000	100.0000
96.879.030-7	Administradora y Servicios Viña del Mar S.A.	0.0000	0.0000	0.0000	100.0000
96.879.090-0	Administradora y Servicios Santiago Part Time S.A.	0.0000	0.0000	0.0000	100.0000
96.879.060-9	Administradora y Servicios Macul S.A.	0.0000	0.0000	0.0000	100.0000
96.879.080-3	Gestión de Servicios e Inversión S.A.	0.0000	0.0000	0.0000	100.0000
96.879.040-4	Administradora y Servicios Curico S.A.	0.0000	0.0000	0.0000	100.0000
96.879.050-1	Administradora y Servicios Concepcion S.A.	0.0000	0.0000	0.0000	100.0000
96.879.000-5	Administradora y Servicios Maipu S.A.	0.0000	0.0000	0.0000	100.0000
96.879.070-6	Administradora.y Servicios Part Time Providencia S.A.	0.0000	0.0000	0.0000	100.0000
96.836.500-2	Adminstradora Las Tranqueras S.A.	0.0000	0.0000	0.0000	100.0000
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000
96.836.510-k	Administradora y Servicios Machali S.A.	0.0000	0.0000	0.0000	100.0000
96.879.020-K	Administradora y Servicios Oriente S.A.	0.0000	0.0000	0.0000	100.0000
96.913.160-9	Servicios Generales S.A	0.0000	0.0000	0.0000	100.0000
96.797.780-2	Servicios de Personal Austral S.A.	0.0000	0.0000	0.0000	100.0000
96.798.240-7	Adm. Austral S.A.	0.0000	0.0000	0.0000	100.0000
96.898.500-0	Servicios de Atención Personalizada S.A.	0.0000	0.0000	0.0000	100.0000
96.898.490-k	Empresa de Gestión y Administración S.A.	0.0000	0.0000	0.0000	100.0000

03.   ACCOUNTING CHANGES

During the six-month period comprised between January 1 and June 30, 2003 there have been no changes in the application of accounting principles as compared to the previous period.

04.   NEGOTIABLE SECURITIES

As of June 30, 2003 and 2002, the company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.

Composition of the Balance

INSTRUMENTS	BOOK VALUE	
	06-30-2003	06-30-2002
Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0
Total Negotiable Securities	**0**	**0**

05.   Short and Long Term Debtors
Short and Long Term Debtors

ITEM	CURRENT							LONG TERM	
	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current			
	06-30-2003	06-30-2002	06-30-2003	06-30-2002		06-30-2003	06-30-2002	06-30-2003	06-30-2002
Debtors from sales	1,173,834	1,415,639	0	0	1,173,834	1,148,830	1,415,639	0	0
Estimation of bad debt	0	0	0	0	25,004	0	0	0	0
Notes receivable	3,156,647	2,376,770	0	0	3,156,647	2,791,018	2,376,770	0	0
Estimation of bad debt	0	0	0	0	365,629	0	0	0	0
Sundry debtors	85,512	466,703	0	0	85,512	85,512	466,703	577,605	584,067
Estimation of bad debt	0	0	0	0	0	0	0	0	
						Total long-term Debtors		577.605	584.067

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

1.- The balances reflected in the short term are charged or paid as appropriate.

2.- The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.

3.- The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in UF. (Indexed Unit), therefore this is the method of indexation.

4.- The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:

Notes and Accounts Receivable

Taxpayer Number	COMPANY	SHORT-TERM		LONG –TERM	
		06-30-2003	06-30-2002	06-30-2003	06-30-2002
88,541,600-4	Inversiones Errázuriz Ltda.	5,192,340	6.448.734	0	0
0-E	Multideal	422	0	0	0
0-E	Capillitas	4,596	6.648	0	0
94,716,000-1	Renta Nacional Cía. Seguros de Vida S.A.	1,543	0	0	0
96,680,010-0	Mercantil Cidef S.A.	2,472,643	0	0	0
79,780,600-5	Cidef Comercial S.A.	1,421,420	0	0	0
96,822,650-9	Viñedos Errázuriz S.A	318,477	0	0	0
96,923,970-1	Corp. de Invers. y Des. Cidef S.A.	607,992	0	0	0
	TOTALS	**10,019,433**	**6,455,382**	**0**	**0**

Notes and Accounts Receivable

Taxpayer Number	COMPANY	SHORT-TERM		LONG –TERM	
		06-30-2003	06-30-2002	06-30-2003	06-30-2002
96,704,480-6	AUTOMOTRIZ PROTON S.A.	0	40,740	0	0
94,510,000-1	RTA.NAC.CIA.SEG.GRLES. S.A.	4,564	599	0	0
94,716,000-1	RTA.NAC.CIA.SEG.DE VIDA S.A.	0	275,103	17,729,884	17.638.418
0-E	UNITRADE INTERAMERICANA	41,322	31,532	0	0
0-E	CIDEF ARGENTINA	62,995	482,787	0	0
0-E	PUERTA GRANDE	64,830	12,432	0	0
88,163,300-0	INVERSIONES CULENAR S.A.	2,068,384	2,093,556	0	0
79,809,460-2	INMOB.Y CONSTRUCTORA NACIONAL S.A.	0	451,817	0	0
0-E	TAURO	959,263	0	0	0
96,591,240-1	GAFONAC S.A.	2,722,181	0	0	0
96,509,820-8	UNITED MARKETING AND SALES	1,065,971	0	0	0
	TOTALS	**6.989.510**	**3,388,566**	**17,729,884**	**17,638,418**

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	06-30-2003		06-30-2002	
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
COMERCIAL SUPERMERCADOS SANTIAGO S.A.	87,678,200-6	AFFILIATE	CURR. ACCT. RECEIVABLE	365,639,148	0	2,199,941	0
ADMINISTRADORA DE RECURSOS S.A.	96,799,480-4	COMM. ADM.	CURR. ACCT. RECEIVABLE	885,997	0	1,495,235	0
INVERSIONES ERRAZURIZ LTDA.	88,541,600-4	COMM. ADM.	CURR. ACCT. RECEIVABLE	2,985,486	0	34,042,827	16,228
INMOB. Y CONSTRUCTORA NACIONAL S.A.	79,809,460-2	COMM. ADM.	CURR. ACCT. RECEIVABLE	179,428	0	2,180,112	448
ADMINISTRADORA DE SUPERMERCADOS S.A.	86,360,500-8	AFFILIATE	CURR. ACCT. RECEIVABLE	1,462	0	37,552	0
TRANSPORTES SANTA MARIA S.A.	96,629,940-1	AFFILIATE	CURR. ACCT. RECEIVABLE	102,542	0	2,908,241	0
UNIMARC ORGANIZACION Y SERVICIOS S.A.	79,785,340-2	AFFILIATE	CURR. ACCT. RECEIVABLE	18,018,942	0	44,209	0
UNIMARC ABASTECIMIENTOS S.A.	88,627,400-9	AFFILIATE	CURR. ACCT. RECEIVABLE	0	0	1,485,316	0
INVERSIONES FINANCIERAS S.A.	79,902,880-8	COMM. ADM.	CURR. ACCT. RECEIVABLE	686,480	0	25,865	0
SERVICIOS INTEGRALES S.A.	88,461,600-K	COMM. ADM.	CURR. ACCT. RECEIVABLE	527,238	0	58,309	0
SERVICIOS DE PROTECCIÓN Y SEGURIDAD S.A.	96,833,710-6	COMM. ADM.	CURR. ACCT. RECEIVABLE	6,008	0	108,641	0
GESTIÓN DE SERVICIOS E INVERSIÓN S.A.	96,879,080-3	COMM. ADM.	CURR. ACCT. RECEIVABLE	15,289	0	39,677	0
ADMINISTRADORA Y SERV. CONCEPCION S.A.	96,879,050-1	COMM. ADM.	CURR. ACCT. RECEIVABLE	2,330	0	22,151	0
GANADERA Y FORESTAL NACIONAL LTDA.	78,776,710-9	COMM. ADM.	CURR. ACCT. RECEIVABLE	740,597	0	4,426,093	0
CORP. DE INV. Y DES. FINANC. CIDEF S.A.	96,923,970-1	COMM. ADM.	CURR. ACCT. RECEIVABLE	2,672,833	0	15,310,546	0
EMP. DE GESTIÓN Y ADMINISTRACIÓN S.A.	96,898,490-K	COMM. ADM.	CURR. ACCT. RECEIVABLE	144,223	0	303,308	0
SERVICIOS INTEGRALES S.A.	88,461,600-K	COMM. ADM.	DEBTORS FROM SALES	0	0	499,716	423,488
UNIMARC ABASTECIMIENTOS S.A.	88,627,400-9	AFFILIATE	DEBTORS FROM SALES	0	0	1,309,476	1,109,726
ADMINISTRADORA DE RECURSOS S.A.	96,799,480-4	COMM. ADM.	DEBTORS FROM SALES	0	0	722,554	612,333
INTERAGRO COMERCIO Y GANADO S.A.	88,486,800-9	AFFILIATE	DEBTORS FROM SALES	0	0	675,768	573,306
MERCANTIL CIDEF S.A.	96,680,010-0	COMM. ADM.	INVOICES PAYABLE	0	0	711,149	0
SERVICIOS INTEGRALES S.A.	88,461,600-K	COMM. ADM.	INVOICES PAYABLE	446,872	378,705	476,865	0
UNIMARC ABASTECIMIENTO S.A.	88,627,400-9	AFFILIATE	INVOICES PAYABLE	110,082	93,290	8,268,527	0
TRANSPORTE SANTA MARÍA S.A.	96,629,940-1	AFFILIATE	INVOICES PAYABLE	306,569	259,804	0	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	06-30-2003		06-30-2002	
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
UNIMARC ORGANIZAC.Y SERVICIOS S.A.	79,785,340-2	AFFILIATE	INVOICES PAYABLE	3,858	3,269	2,169	0
SERVICIO DE PROTECC. Y SEGURIDAD S.A.	96,833,710-6	COMM. ADM.	INVOICES PAYABLE	17,125	0	24,259	0
GESTIÓN DE SERVICIOS E INVERSIÓN S.A.	96,879,080-3	COMM. ADM.	INVOICES PAYABLE	18,534	15,707	20,310	0
ADM.Y SERVICIOS CONCEPCIÓN S.A.	96,879,050-1	COMM. ADM.	INVOICES PAYABLE	2,260	1,915	3,117	0
INTERAGRO COMERCIO Y GANADO S.A.	88,486,800-9	AFFILIATE	INVOICES PAYABLE	323,873	274,469	0	0
FRUTÍCOLA NACIONAL S.A.	79,804,350-1	SHAREHOLDER	DEBTORS FROM SALES	0	0	197,236	0
SALMONES CHILE S.A.	96,914,410-7	COMM. ADM.	CURR. ACCTS. PAYABLE	0	0	1,308,150	0
SOC.INV.FINANCIERAS LTDA.	79,902,880-8	COMM. ADM.	CURR. ACCTS. PAYABLE	0	0	5,246,276	0
COMERCIAL S.M. SANTIAGO S.A.	87,678,200-6	AFFILIATE	CURR. ACCTS. PAYABLE	7,154,856	0	160,392,076	0
SERVICIOS INTEGRALES S.A.	88,461,600-K	COMM. ADM.	CURR. ACCTS. PAYABLE	5,680	0	51,610,589	0
INVERSIONES ERRÁZURIZ LTDA.	88,541,600-4	COMM. ADM.	CURR. ACCTS. PAYABLE	433,630	0	3,619,630	0
INTERAGRO COM. Y GANADO S.A.	88,486,800-9	AFFILIATE	CURR. ACCTS. PAYABLE	0	0	1,093,191	0
UNIMARC ABASTECIMIENTO S.A.	88,627,400-9	AFFILIATE	CURR. ACCTS. PAYABLE	280,703,123	0	314,266,615	0
GANADERA FORESTAL NACIONAL S.A.	96,591,240-1	COMM. ADM.	CURR. ACCTS. PAYABLE	2,023,929	0	143,406	0
GANADERA FORESTAL NACIONALLTDA.	78,776,710-9	COMM. ADM.	CURR. ACCTS. PAYABLE	93,673	0	2,364,141	0
ADMINISTRADORA DE RECURSOSS.A.	96,799,480-4	COMM. ADM.	CURR. ACCTS. PAYABLE	20,162	0	3,072,122	0
INMOB .DE SUPERMERCADOS S.A.	96,799,180-5	AFFILIATE	CURR. ACCTS. PAYABLE	24,288,810	0	180,263	0
TRANSPORTE SANTA MARÍA S.A.	96,629,940-1	AFFILIATE	CURR. ACCTS. PAYABLE	179,150	0	2,467,020	0
EMP.DE GESTIÓN Y ADMINISTRACIÓN S.A.	96,898,490-K	COMM. ADM.	CURR. ACCTS. PAYABLE	184,821	0	671,070	0
RTA.NACIONAL CÍA DE SEGUROS VIDA S.A.	94,716,000-1	SHAREHOLDER	CURR. ACCTS. PAYABLE	17,729,884	0	36,841,282	0
COMERCIAL UNIMARC S.A.	87,678,100-K	AFFILIATE	CURR. ACCTS. RECEIVABLE	1,627,246	0	341,078	0
INTERAGRO COMERCIO Y GANADO S.A.	88,486,800-9	AFFILIATE	CURR. ACCTS. RECEIVABLE	1,500,255	0	2,987,588	0
AGRÍCOLA PAREDONES S.A.	96,630,320-4	COMM. ADM.	CURR. ACCTS. RECEIVABLE	15,904	0	2,033,188	0
ADMINISTRADORA AUSTRAL S.A.	96,798,240-7	COMM. ADM.	CURR. ACCTS. RECEIVABLE	238,698	0	412,903	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	06-30-2003		06-30-2002	
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
INMOB.DE SUPERMERCADOS S.A.	96,799,180-5	AFFILIATE	CURR. ACCT. RECEIVABLE	29,601,780	0	213,274	0
CIDEF COMERCIAL S.A.	79,780,600-5	COMM. ADM.	CURR. ACCT. RECEIVABLE	2,911,030	0	1,991,564	0
UMS S.A.	96,509,820-8	COMM. ADM.	CURR. ACCT. RECEIVABLE	7,513,920	0	639,076	0
COMERCIAL UNIMARC S.A.	87,678,100-K	AFFILIATE	CURR. ACCT. PAYABLE	17,902,644	0	931,665	0
INMOB.Y COSTRUCTORA NACIONAL S.A.	79,809,460-2	COMM. ADM.	INVOICES PAYABLE	0	0	1,426,383	0
ADMINISTRADORA AUSTRAL S.A.	96,798,240-7	COMM. ADM.	INVOICES PAYABLE	0	0	383,993	0
CÍA SALITRE Y YODO S.A.	96,630,310-7	COMM. ADM.	CURR. ACCT. RECEIVABLE	141,758	0	0	0
INFONAC S.A.	96,524,230-9	COMM. ADM.	CURR. ACCT. RECEIVABLE	492,361	0	413,812	0
SCM CÍA SALITRE S.A.	96,630,310-7	COMM. ADM.	CURR. ACCT. PAYABLE	175,165	0	0	0
ESPARRAGOS VALDIVIA S.A.	79,838,780-4	COMM. ADM.	CURR. ACCT. PAYABLE	126,329	0	0	0
CIDEF COMERCIAL S.A.	79,780,600-5	COMM. ADM.	CURR. ACCT. PAYABLE	0	0	503,286	0
IMPRESOS LOMAS BLANCAS S.A.	96,574,110-0	COMM. ADM.	INVOICES PAYABLE	0	0	397,750	0
VIÑEDOS ERRAZURIZ OVALLE S.A.	96,822,650-9	COMM. ADM.	CURR. ACCT. RECEIVABLE	327,687	0	0	0
SERVICIOS GENERALES S.A.	96,913,160-9	COMM. ADM.	CURR. ACCT. RECEIVABLE	145,017	0	0	0
FRUTÍCOLA NACIONAL S.A.	79,804,350-1	SHAREHOLDER	CURR. ACCT. RECEIVABLE	189,443	0	0	0
COMERCIAL CIDEF S.A.	96,622,770-2	COMM. ADM.	CURR. ACCT. RECEIVABLE	92,186	0	0	0
COMERCIAL UNIMARC S.A.	87,678,100-K	AFFILIATE	DEBTORS FROM SALES	60,946	51,649	0	0
ALIMENTOS NACIONALES S.A.	96,587,510-7	SHAREHOLDER	DEBTORS FROM SALES	78,509	66,533	0	0
SEGURIDAD INDUSTRIAL S.A.	96,974,850-9	COMM. ADM.	DEBTORS FROM SALES	72,536	61,471	0	0
UNIMARC ORGANIZAC. Y SERVICIOS S.A.	79,785,340-2	AFFILIATE	CURR. ACCT. PAYABLE	39,003,304	0	0	0
FRUTÍCOLA NACIONAL S.A.	79,804,350-1	SHAREHOLDER	CURR. ACCT. PAYABLE	72,662	0	0	0
INMOB.Y CONST. NACIONAL S.A.	79,809,460-2	COMM. ADM.	CURR. ACCT. PAYABLE	145,635	0	0	0
IMPRESOS LOMAS BLANCAS S.A.	96,574,110-0	COMM. ADM.	CURR. ACCT. PAYABLE	150,270	0	0	0
MERCANTIL CIDEF S.A.	96,680,010-0	COMM. ADM.	CURR. ACCT. PAYABLE	122,495	0	0	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	06-30-2003		06-30-2002	
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
ADMINISTRADORA AUSTRAL S.A.	96,798,240-7	COMM. ADM.	CURR. ACCT. PAYABLE	86,186	0	0	0
SERVICIOS GENERALES S.A.	96,913,160-9	COMM. ADM.	CURR. ACCT. PAYABLE	160,423	0	0	0
COMERCIAL UNIMARC S.A.	87,678,100-K	AFFILIATE	INVOICES PAYABLE	22,051,039	18,687,321	0	0
ADMINISTRADORA DE RECURSOS S.A.	96,799,480-4	COMM. ADM.	INVOICES PAYABLE	610,972	517,773	0	0
SEGURIDAD INDUSTRIAL S.A.	96,974,850-9	COMM. ADM.	INVOICES PAYABLE	67,956	57,590	0	0

07.   INVENTORY

This item, as of June 30, 2003 and 2002, is structured as follows:

Items	2003 M$	2002 M$
Inventories	11,214,023	10,976,255
Total	**11,214,023**	**10,976,255**

08. DEFERRED TAXES AND INCOME TAXES

Deferred Taxes

ITEMS	06-30-2003				06-30-2002			
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX	
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES								
PROVISION FOR BAD DEBTS	34,896	49,726	0	0	8,392	33,569	0	0
ANTICIPATED INCOME	0	0	0	0	0	0	0	0
HOLIDAYS PROVISIONS	6,702	4,493	0	0	68,750	0	0	0
INTANGIBLES AMORTIZATION	0	0	0	0	0	0	0	0
ASSETS IN LEASING	6,375	26,274	0	0	0	33,376	7,369	0
MANUFACTURING EXPENSES	0	0	0	0	0	0	0	0
FIXED ASSETS DEPRECIATION	0	0	213,790	752,412	0	0	368,743	1,396,471
SEVERANCE PAY BASED ON YEARS OF SERVICE	0	0	0	0	0	0	0	0
OTHER EVENTS	0	0	0	0	83,806	52,814	0	0
TAX LOSSES OF THE PERIOD	0	0	0	0	1,372,525	5,490,094	0	0
ACCUMULATED TAX LOSSES	0	5,861,960	0	0	0	0	0	0
PROFIT FROM LEASEBACK DIFFERENCE	60,442	249,096	0	0	61,489	245,952	0	0
PREPAID EXPENSES	0	0	82,148	0	0	0	101,885	0
PROVISION FOR COURT CASES	1,264	0	0	0	0	0	0	0
OTHER LIABILITIES	17,449	0	0	22,979	0	0	0	0
OTHERS								
RELATED ACCOUNTS-NET OF AMORTIZATION	0	0	0	0	0	0	0	0
VALUATION PROVISION	0	0			0	0		
TOTALS	127,128	6,191,549	295,938	775,391	1,594,962	5,855,805	477,997	1,396,471

08. DEFERRED TAXES AND INCOME TAXES

Income Tax

Items	06-30-2003	06-30-2002
Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	225,140	3,706,323
Tax benefits due to tax losses		
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0
Total	**225,140**	**3,706,323**

09. OTHER CURRENT ASSETS

As of June 30, 2003 and 2002, the following concepts are presented under this item:

Items	2003	2002
	M$	M$
Accounts receivables (Argentine)	77,285	58,300
Leasing and Insurance deferred VAT	5,590	14,773
Other	43,094	11,371
Customer Duty	20,762	0
KfW Liabilities Deposit	0	1,437,551
Total	**146,731**	**1,521,995**

10. FIXED ASSETS

Fixed Assets, as of June 30, 2003 and 2002, include the following balances, the information of which is presented below:

Fixed Assets

ITEMS	2003			2002		
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)
Land	43,860,697	0	43,860,697	45,529,070	0	45,529,070
Construction and infrastructure works	63,907,350	(6,325,545)	57,581,805	65,425,569	(5,476,517)	59,949,052
Machinery and Equipment's	22,295,296	(7,505,812)	14,789,484	31,118,112	(14,179,692)	16,938,420
Other Fixed Assets						
Furniture and Fixtures	4,311,392	(2,053,018)	2,258,374	8,697,141	(5,552,052)	3,145,089
Facilities	11,470,583	(3,578,731)	7,891,852	12,693,155	(4,354,433)	8,338,722
Works in progress	1,979,333	0	1,979,333	1,889,387	(1,210,568)	678,819
Assets in Leasing	19,628,486	(1,866,219)	17,762,267	19,402,210	0	19,402,210
Other Fixed Assets	0	0	0	0	0	0
Totals	**167,453,137**	**(21,329,325)**	**146,123,812**	**184,754,644**	**(30,773,262)**	**153,981,382**

Assets in Leasing

Leasing Company	Assets	Amount M$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	SM La Reina	1,582,793	231	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	758	31	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	2,993	29	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	4,388	29	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	0	29	10-04-05	US$+TIP
Cit Leasing Chile Ltda.	Computational Equipment	10,330	42	04-03-04	US$+TIP
Renta Nacional Compañía de Seguros de Vida S.A.	SM La Florida	17,491,742	294	05-12-25	UF+TIP
Hewlett Packard S.A.	Computational Equipment	0	29	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	53,110	29	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	112,362	29	10-04-05	US$+TIP
Hipermerc Argentina	Computacional Equipment	175,544	29	10-04-05	US$+TIP
HSBC Bank USA	Machinery and Equipment	55,511		01-01-03	UF+0.95%
Hipermarc Argentina	Machinery and Equipment	104,323			
Deferred Profit Lease Back	SM La Florida	(1,831,587)			
Totals		**17,762,267**			

11.   INVESTMENT IN RELATED COMPANIES

Breakdown of Investments

The breakdown of investment in related companies is as follows:

Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment	
					06-30-03	06-30-02	06-30-03	06-30-02	06-30-03	06-30-02	06-30-03	06-30-02	06-30-03	06-30-02	06-30-03	06-30-02	06-30-03	06-30-02
0				0	0,0000	0,0000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL													0	0	0	0	0	0

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000.- , corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$ 9,088,538.- (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$ 11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA's financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA., the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh $7,634,664. (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversión Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

12. HIGHER AND LOWER VALUE OF INVESTMENTS

Lower Value

TAXPAYER NUMBER	COMPANY	06-30-2003		06-30-2002	
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE
96.621.750-2	SUPERMERCADOS HIPERMAC S.A.	357,541	8,475,007	358,068	9,192,239
96.799.180-5	INMOB.DE SUPERMERCADOS S.A.	226,632	5,967,978	226,605	6,420,502
88.627.400-9	UNIMARC ABASTECIMIENTO S.A.	45,450	1,283,754	42,551	1,368,707
96.898.490-K	EMP.DE GESTIÓN Y ADMINISTRACIÓN S.A.	0	0	11,663	431,506
96.629.940-1	TRANSPORTE SANTA MARÍA S.A.	0	0	18	572
96.800.910-9	PUBLICIDAD Y PROMOCIONES UNIMARC S.A.	0	0	14	445
88.461.600-K	SERVICIOS INTEGRALES S.A.	816,322	0	0	0
87.678.300-2	COMERCIAL S.M. RANCAGUA S.A.	590	46,635	0	0
	Total	**1,446,535**	**15,773,374**	**638,919**	**17,413,971**

12. HIGHER AND LOWER VALUE OF INVESTMENTS

Higher Value

TAXPAYER NUMBER	COMPANY	06-30-2003		06-30-2002	
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE
96,785,510-3	INMOBILIARIA Y CONSTRUCTORA S.A.	25	276	23	4,491
96,800,910-9	PUBLICIDAD Y PROMOCIONES UNIMARC S.A.	571,317	0	0	0
86,360,500-8	ADMINISTRADORA DE SUPERMERCADOS S.A.	1,534	40,244	0	0
87,678,300-2	COMERCIAL SM.RANCAGUA S.A.	194,317	0	0	0
96,825,920-2	ADM.Y SERV.TEMUCO S.A.	961	0	0	0
96,833,710-6	SERVICIOS DE PROTECCION Y SEGURIDAD S.A.	1,672	0	0	0
96,833,720-3	ADM.Y SERV.CHILLAN S.A.	1,014	0	0	0
96,836,500-2	ADM.Y SERV.LAS TRANQUERAS S.A.	601	0	0	0
96,836,510-K	ADM.Y SERV.MACHALI S.A.	702	0	0	0
96,836,520-7	ADM.Y SERV.CORDILLERA S.A.	819	0	0	0
96,757,830-4	ADM.Y SERV.TALCAHUANO S.A.	766	0	0	0
96,799,480-4	ADMINISTRADORA DE RECURSOS S.A.	12,916	0	0	0
96,621,750-2	COM.E INMOB.SM.CONCEPCION S.A.	22,125	0	0	0
	TOTAL	**808,769**	**40,520**	**23**	**4,491**

13.   OTHER (From Other Assets)

As of June 30, 2003 and 2002, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:

Items	2003	2002
	M$	M$
Warranties	296,873	576,293
Computational System Project	763,504	1,281,669
Other Taxes to be recovered from Subsidiary in Argentina	492,361	562,930
Other long-term Assets	53,543	80,871
Total	**1,606,281**	**2,501,763**

14. SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of June 30, 2003 and 2002, is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL	
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF					
		06-30-03	06-30-02	06-30-03	06-30-02	06-30-03	06-30-02	06-30-03	06-30-02	06-30-03	06-30-02	06-30-03	06-30-02	06-30-03	06-30-02
Short Term (code 5.21.10.10)															
97,041,000-7	BANCO BOSTON	15,414,428	16,027,482	0	0	0	0	0	0	0	0	0	0	15,414,428	16,027,482
96,621,750-2	BANCO DO BRASIL	0	0	0	0	0	0	0	0	1,528,063	2,120,666	717,403	0	2,245,466	2,120,666
97,036,000-K	BANCO DE SANTIAGO	0	0	0	0	0	0	0	0	0	1,166,314	1,115,861	0	1,115,861	1,166,314
97,051,000-1	BANCO DEL DESARROLLO	3,180,279	2,821,942	0	0	0	0	0	0	0	995,069	235,389	0	3,415,668	3,817,011
96,621,750-2	BANCO SUDAMERIS	0	44,977	0	0	0	0	71,887	0	0	0	0	0	71,887	44,977
96,621,750-2	LLOYDS BANK	0	24,724	0	0	0	0	28,690	0	0	0	0	0	28,690	24,724
97,032,000-8	BHIF	0	0	0	0	0	0	0	0	69,025	220,741	0	0	69,025	220,741
96,621,750-2	HISPANOAMERICANO	31,977	0	0	0	0	0	0	0	0	0	0	0	31,977	0
	OTHERS	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	18,626,684	18,919,125	0	0	0	0	100,577	0	1,597,088	4,502,790	2,068,653	0	22,393,002	23,421,915
	DEBT CAPITAL AMOUNT	18,561,555	18,891,163	0	0	0	0	100,577	0	1,597,088	4,471,078	2,068,653	0	22,327,873	23,362,241
	Avg. Annual Interest Rate	41	9	0	0	0	0	8	0	81	9	9	0		
Long Term (Code 5,21,10,20)															
97,032,000-8	CORP BANCA	0	0	0	0	0	0	0	0	495,444	468,229	0	0	495,444	468,229
96,621,750-2	KFW	237,975	1,338,709	0	0	0	0	0	0	0	0	0	0	237,975	1,338,709
96,621,750-2	HISPANOAMERICANO	0	101,991	0	0	0	0	0	0	0	0	0	0	0	101,991
96,621,750-2	EXPORT-IMPORT BANK	117,710	250,773	0	0	0	0	0	0	0	0	0	0	117,710	250,773
96,621,750-2	SOCIETE GENERALE	0	129,872	0	0	0	0	568,412	0	0	0	0	0	568,412	129,872
97,018,000-1	SCOTIABANK SUD AMERICANO	0	0	0	0	0	0	0	0	42,577	39,947	0	0	42,577	39,947
	OTHERS	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	355,685	1,821,345	0	0	0	0	568,412	0	538,021	508,176	0	0	1,462,118	2,329,521
	DEBT CAPITAL AMOUNT	242,023	1,489,809	0	0	0	0	568,412	0	518,690	488,335	0	0	1,329,125	1,978,144
	Avg. Annual Interest Rate	65	65	0	0	0	0	6.0%	0	81	8	0	0		

Percentage of obligations in foreign currency (%)	82.3800

Percentage of obligations in domestic currency (%)	17.6200

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of June 30, 2003 and 2002, is the following:

Taxpayer Number	Bank or Financial Institutions	Index of readjustment Currency	YEARS TO MATURITY						CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
			More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years Amount	Term	Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
97.023.000-9	CORP BANCA	Dollars	0	0	0	0	0	0	0	0	0
97.023.000-9	CORP BANCA	Euros	0	0	0	0	0	0	0	0	0
97.023.000-9	CORP BANCA	Yens	0	0	0	0	0	0	0	0	0
97.023.000-9	CORP BANCA	U.F.	507,834	540,709	575,746	613,147	448,285	0	2,685,721	8.0	3,156,444
97.023.000-9	CORP BANCA	Non adjustable pesos	0	0	0	0	0	0	0	0	0
97.023.000-9	CORP BANCA	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	**KFW**	Dollars	387,554	525,966	1,051,932	2,629,831	262,989	10	4,858,272	4.3	5,306,682
96.621.750-2	**KFW**	Euros	0	0	0	0	0	0	0	0	0
96.621.750-2	**KFW**	Yens	0	0	0	0	0	0	0	0	0
96.621.750-2	**KFW**	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	**KFW**	Non adjustable pesos	0	0	0	0	0	0	0	0	0
96.621.750-2	**KFW**	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	HISPANOAMERICANO	Dollars	0	0	0	0	0	0	0	0	31,662
96.621.750-2	HISPANOAMERICANO	Euros	0	0	0	0	0	0	0	0	0
96.621.750-2	HISPANOAMERICANO	Yens	0	0	0	0	0	0	0	0	0
96.621.750-2	HISPANOAMERICANO	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	HISPANOAMERICANO	Non adjustable pesos	0	0	0	0	0	0	0	0	0
96.621.750-2	HISPANOAMERICANO	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	EXPORT IMPORT BANK	Dollars	39,150	0	0	0	0	0	39,150	4.9	57,650
96.621.750-2	EXPORT IMPORT BANK	Euros	0	0	0	0	0	0	0	0	0
96.621.750-2	EXPORT IMPORT BANK	Yens	0	0	0	0	0	0	0	0	0
96.621.750-2	EXPORT IMPORT BANK	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	EXPORT IMPORT BANK	Non adjustable pesos	0	0	0	0	0	0	0	0	0

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

Long Term Obligations with Banks and Financial Institutions

Taxpayer Number	Bank or Financial Institutions	Index of readjustment Currency	YEARS TO MATURITY						CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
			More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term			
96.621.750-2	EXPORT IMPORT BANK	Other currencies	0	0	0	0	0	0	0	0	0
97.018.000-1	SCOTIABANK SUD AMERICANO	Dollars	0	0	0	0	0	0	0	0	0
97.018.000-1	SCOTIABANK SUD AMERICANO	Euros	0	0	0	0	0	0	0	0	0
97.018.000-1	SCOTIABANK SUD AMERICANO	Yens	0	0	0	0	0	0	0	0	0
97.018.000-1	SCOTIABANK SUD AMERICANO	U.F.	72,783	0	0	0	0	0	72,783	8.0	114,558
97.018.000-1	SCOTIABANK SUD AMERICANO	Non adjustable pesos	0	0	0	0	0	0	0	0	0
97.018.000-1	SCOTIABANK SUD AMERICANO	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	Dollars	0	0	0	0	0	0	0	0	196,774
96.621.750-2	SOCIETE GENERALE	Euros	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	Yens	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	Non adjustable pesos	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	Other currencies	105,018	0	0	0	0	0	105,018	6.0	0
TOTAL			**1,112,339**	**1,066,675**	**1,627,678**	**3,242,978**	**711,274**		**7,760,994**		**8,863,770**

Percentage of obligations in foreign currency (%)	64.4600
Percentage of obligations in domestic currency (%)	35.5400

16.   PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of June 30, 2003 and 2002, the breakdown of this item is the following:

Items	2003	2002
	M$	M$
Holidays Provisions	40,262	419,652
Expenses Provisions	19,652	46,691
Judgement Provisions	120,793	236,394
Monetary Argentine Provisions	0	2,776,061
Other	198,218	204,947
Total	**378,925**	**3,683,745**

17.   OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2002, the amount to be accrued is shown under the item Income received in advance of current liabilities.

Items	Short-term		Long-term	
	2003	2002	2003	2002
	M$	M$	M$	M$
Income received in advance (Hipermarc)	838,944	854,558	4,194,720	5,127,350
Total	**838,944**	**854,558**	**4,194,720**	**5,127,350**

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$72,683 and ThCh$77,360 as of June 30, 2003 and 2002, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:

Company	Percentage of Share		Amount	
	2003	2002	2003	2002
	%	%	M$	M$
Administradora de Supermercados S.A.	0.06400	0.06400	6,162	6,478
Transportes Santa Maria S.A.	2.00000	2.00000	(3,717)	(5,699)
Comercial Sm Santiago S.A.	1.00000	1.00000	2,925	3,275
Unimarc Organización y Serv. S.A.	0.04500	0.04500	18,633	21,277
Inmobiliaria y Supermercados S.A.	0.00004	0.00006	9	17
Inmobiliaria y Constructora S.A.	48.92000	48.92000	48,667	52,008
Supermercados Hipermarc S.A.	0.00001	0.00001	4	4
Total			**72,683**	**77,360**

19. CHANGES IN EQUITY

The equity variations of the 2003 and 2002 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organización y Servicios S.A. in an amount of ThCh$ (1,391,628.-) and ThCh$ 852,476.- (historic figure) as of June 30, 2003 and 2002 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermac S.A.), according to the provisions indicated in the Technical Bulletin Nº64 of the *Colegio de Contadores de Chile A.G.* regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of *IPC* (CPI) and the Dollar.

In execution of the Offices number 07981 of the Chilean Securities and Insurance Superintendence, dated September 29, 2003 that it ordered the re-emission of new financial statements, was proceeded to make an adjustment as for the dividends paid with position to the exercise 2001. Statement adjusts consisted of assign them to the utilities accumulated of the same period.

On October 16,2003 the Board of Directors agreed to approve the re-emission of the financial statements according to the order in Offices number 07981 of the Chilean Securities and Insurance Superintendence and call to extraordinary meeting of shareholders in order to ratifying the adjustments of the financial statements.

19.   CHANGES IN EQUITY

Changes in Equity

Items	06-30-2003									06-30-2002								
	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period
Opening Balance	55,873,978	0	28,578,842	2,408,919	0	22,561,023	0	0	-1,599,808	54,246,581	0	27,746,448	1,105,275	0	22,019,328	0	0	0
Distribution Previous Period	0	0	0	0	0	-1,599,808	0	0	1,599,808	0	0	0	0	0	0	0	0	0
Final Dividend Previous Period	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capitalization of Profits and/or Reserves	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Period of Development Accumulated Deficit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Accumulated Readjustment due to translation difference	0	0	0	-1,391,628	0	0	0	0	0	0	0	0	852,476	0	0	0	0	0
Own Capital Revaluation	0	614,614	314,367	26,498	0	230,573	0	0	0	0	325,479	166,479	6,632	0	131,539	0	0	0
Profit/Loss for the Period	0	0	0	0	0	0	0	0	-2,870,063	0	0	0	0	0	0	0	0	505,774
Provisional Dividends	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-115,648	0	0	0
Closing Balance	55,873,978	614,614	28,893,209	1,043,789	0	21,191,788	0	0	-2,870,063	54,246,581	325,479	27,912,927	1,964,383	0	22,035,219	0	0	505,774
Updated Balances										56,145,211	336,871	28,889,879	2,033,136	0	22,806,452	0	0	523,476

19. CHANGES IN EQUITY

Number of Shares

SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
SINGLE	1,261,849,619	1,261,849,619	1,261,849,619

19. CHANGES IN EQUITY

Capital (Amount ThCh$)

SERIES	SUBSCRIBED CAPITAL	PAID-IN CAPITAL
SINGLE	56,488,592	56,488,592

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of June 30, 2003 and 2002, the breakdown of this item is formed as follows

Other non-operating income

Items	2003 M$	2002 M$
Rentals stores	4,065	9,194
Rentals computational services	3,234	4,621
Discount sales	2,588	3,644
Cash balance surplus	28,841	13,018
Profits from assets sale	626,487	140,591
Other non-operating income	147,536	164,446
Total	**812,751**	**335,514**

Other Non-operating Expenses

Items	2003 M$	2002 M$
Penalties and sanctions	1,545	20,230
Cash account shortage	3,344	5,777
Loss from assets sale	0	1,065,683
Other non-operating expenses	28,703	18,449
Total	**33,592**	**1,110,139**

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	06-30-2003	06-30-2002
Inventories	$	0	0
Fixed assets	$	1,070,421	567,772
Investments in related companies	$	170,051	108,824
Receivables from related companies	$	29,624	154,284
Other non-monetary assets	$	7,581	7,268
Accounts of expenses and costs	$	0	133,360
Total (charges) credits		1,277,677	971,508

LIABILITIES (CHARGES) / CREDITS			
Equity	$	-1,186,052	-652,182
Accounts payable with related companies	$, UF	3,539	0
Obligations with banks	UF	-67,117	-57,305
Minority interest	$	367,327	102,408
Non-monetary liabilities	$, UF	-152,166	-191,347
Income account	$	-22,359	-130,090
Total (charges) credits		-1,056,828	-928,516
(Loss) Profit due to monetary correction		220,848	42,992

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT	
		06-30-2003	06-30-2002
ASSETS (CHARGES) / CREDITS			
Result from the translation of Argentinean Subsidiary	US$	0	3,935,836
Other non-monetary assets	US$	-1,976	13,736
Total (charges) credits		-1,976	3,949,572
LIABILITIES (CHARGES) / CREDITS			
Obligations with banks	US$	570,006	-1,408,028
Other non-monetary liabilities	US$	2,642	150,190
Result from the translation of Argentinean Subsidiary	US$	-816,716	0
Total (charges) credits		-244,068	-1,257,838
(Loss) Profit due to monetary correction		-246,044	2,691,734

23. CONTINGENCIES & RESTRICTIONS

(a) Direct Commitments

a.1 BBVA (formerly BBVA Banco BHIF)

The balance of the obligation as of June 30, 2003 is ThCh$ 69,025, the creditor of which is BBVA. The obligation claimed corresponds to the balance of the original credit amounting to 55,776 *unidades de fomento* (U.F.: Indexed Units) of capital granted on April 27, 1991. On May 18, 2003, the amount of $192,344,683, corresponding to the owed capital was paid, there being pending the determination of the outstanding interest accrued. A provision in the amount of ThCh$ 69.025 has been set to that effect.

The problem rose when Supermercados Unimarc S.A. rendered this debt as extinguished offsetting same with the results of the Adjustment Account agreed on July 23, 1989, originated by the sale of the former Banco Nacional shares to the Said Group. Said obligations were taken on by the bank currently known as BBVA, which have not been fulfilled. Although the Bank has the obligation to do so, it has not rendered accounts of the administration of the credits included in the Adjustment Accounts, originating the lawsuit.

The collateral for this credit is a group of vehicles (trucks and vans) owned by Transportes Santa María S.A., an associated company. The vehicles are pledged in favor of said bank. As of the date hereof the credit appears as unfulfilled because of the controversy between said Bank and the Inverraz Group regarding the differences between the parties about the balance of the price in the sale of the former Banco Nacional, a case that is being heard at an arbitral court.

Additionally, at present there are several lawsuits between BBVA and the companies of the Errázuriz Group. Their origin is the acquisition of former Banco Nacional and the rearrangement of the debts of several companies, including Supermercados Unimarc S.A.

The complaints regarding the financial claim by the selling companies of the ex Banco Nacional, including Supermercados Unimarc S.A. are following the proceedings before the arbitrators Messrs. Samuel Lira Ovalle and Arnaldo Gorziglia Balbi. All these complaints are following their corresponding steps with the exception of ten of them which award has favored the companies of the Errázuriz Group. The verdict stipulates the Bank has to additionally pay amounts higher than U.F. 109,178.46 plust interest, which could cause the amounts to rise above U.F. 250,000. The Bank, on the other hand, appears claiming a summary proceeding in the amount of U.F. 2,554.23 (plus ThCh$ 10,533 for personal costs and ThCh$ 180 for processal costs). All of these amounts shall be paid prior to September 8, 2003. As a consequence of the foregoing, the existing attachment over the real estate located at Manquehue street should be released, therefore same should become free from any encumbrances.

(i) Claims being heard at an Arbitrating Venue

At present there are 28 claims – Arbitration Folders; each one bears the name Folder N° 01 though 28, plus one called Book and another one called Principal. The 28 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andrés Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of Banco BBVA Banco Bhif of the Book "Los Secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnities are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder number 1, favorable sentence awarded.

Folder number 2, favorable sentence awarded.

Folder number 3, favorable sentence awarded.

Folder number 4, sentence awarded.

Folder number 5, favorable sentence awarded.

Folder number 6, favorable sentence awarded.

Folder number 7, favorable sentence awarded.

Folder number 8, sentence awarded.

Folder number 9, sentence awarded.

Folder number 10, favorable sentence awarded.

Folder number 11, currently awaiting the ruling of the final sentence.

Folder number 12, favorable sentence awarded.

Folder number 13, currently awaiting the citation to hear the final sentence.

Folder number 14, currently in the submittal of evidence stage.

Folder number 15, currently in the stage of observation of evidence.

Folder number 16, currently awaiting the citation to hear sentence.

Folder number 17, sentence awarded.

Folder number 18, currently in the submittal of evidence stage.

Folder number 19, currently in the submittal of evidence stage.

Folder number 20, currently in the submittal of evidence stage.

Folder number 21, currently in the submittal of evidence stage.

Folder number 22, currently in the submittal of evidence stage.

Folder number 23, currently in the submittal of evidence stage.

Folder number 24, currently in the submittal of evidence stage.

Folder number 25, currently in the submittal of evidence stage.

Folder number 26, currently in the submittal of evidence stage.

Folder number 27, currently in the submittal of evidence stage.

Folder number 28, currently in the discussion stage.

Book Folder, is awaiting the evidence stage.

Principal Folder, it is a pre-judicial measure, under regular proceedings.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of UF 1,240,250, plus adjustments and interest.

a.2 Banco Scotiabank SudAmericano

Mortgage guarantee over a building and constructions of Supermercado Viña San Martín, in favor of a loan granted by Banco Scotiabank Sud Americano, the net accounting value of which is ThCh$504,571 through a loan which as of June 30, 2003, amounts to ThCh$115,360.

a.3 Corp Banca

Mortgage guarantees over Supermercado Maipú I and Maipú II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,660,618, ThCh$2.743.120 and ThCh$1.190.554, respectively, through loans granted by Corp Banca which as of June 30, 2003 amount to ThCh$3,181,165.

a.4 Banco del Desarrollo

As of March 31, 2003, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepción and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,483,867 and ThCh$3.398.016, respectively, and the debt's value as of June 30, 2003 amounts to ThCh$3,415,668.

a.5 Banco BankBoston

As of the closing date of these financial statements, the credit for a capital as of June 30, 2003 in the amount of US$ 22,006,346.09 is currently in force and up-to-date in the payment of interest.

In connection with this debt, on December 29, 1998 the company furnished as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional

Ltda., Ganadera y Forestal Nacional S.A. and Agrícola y Forestal Paredones Limitada. (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case. The Senior Management of the Company, is negotiating the aforementioned debt, in reasonable periods of time, as per what had originally been agreed.

Likewise, it is left on record that the parties subscribed an amendment to the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured ion the long term once the suspensive conditions stipulated in said instrument have been complied with. The deadline for the compliance with said conditions was August 04, 2003. At that date the suspensive conditions were partially settled, therefore the term for compliance was extended until August 18, 2003. By that date they were fully complied with at the creditor's fullest satisfaction, therefore the credit became structured at the long term.

On May 06, 2003 before Notary Public René Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition contract in order to guarantee to BankBoston N.A., Nassau Branch, the full, effective and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the installments of capital on the payment dates as specified, plus interest, including penalty interest, commissions and additional payments to the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance to the provisions contained in the Civil Code.

a.6 Kreditanstalt fur Wiederaufbau (KfW)

On October 23, 2002 before Notary Public Sergio Rodríguez Garcés, the parties entered into a transaction and discontinuance of action agreement. As a consequence of said agreement , Supermercados Unimarc S.A. and KfW entered into two new contracts whereby the current loans with said institutions are rescheduled. They are called "Rescheduling Agreements". As of June 30, 2003, the short and long term debts with KfW amount to US$ 7.2 million.

As collateral for said obligations, a pledge is lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices:

Invoice 56-5184-0001-01 CCC Machinery G., assets of the Linde brand.
Invoice 56-5184-0001-02 CCC Machinery G., assets of the Linde brand.
Invoice 56-5184-0001-03 CCC Machinery G., assets of the Linde brand.
Invoice 56-5184-0001-04 CCC Machinery G., assets of the Linde brand.
Invoice 56-5184-0007-01 CCC Machinery G., assets of the AEG Lichttechnik brand
Invoice 56-5184-0008-01 CCC Machinery G., assets of the AEG Lichttechnik brand
Invoice 56-5184-0005-01 CCC Machinery G., assets of the Cefla brand
Invoice 56-5184-0005-02 CCC Machinery G., assets of the Cefla brand
Invoice 56-5184-0003-01 CCC Machinery G., assets of the Miwe brand
Invoice 56-5184-0002-01 CCC Machinery G., assets of the Trane Export LLC brand.
Invoice 56-5184-0017-01 CCC Machinery G., assets of the Artok brand.

(b) **Guaranties Received From Third Parties**

(b1) Banco Do Brasil

In order to guarantee the credits granted by Banco Do Brasil, the related companies Inverraz Ltda., Salmones y Pesquera Nacional S.A. (formerly Pesquera Nacional S.A.), Sociedad Contractual Minera Cosayach I Región, Pesquera Bahía Inglesa S.A. and Frutícola Viluco Ltda., have mortgaged assets owned by them. The value of said debt, as of June 30, 2003 amounts to ThCh$ 2,239,144. The property lodged as collateral is: Land in Zapallar; P.A.M. Javier; P.A.M. Matías; P.A.M. Carolina III; Estacamentos Kerima and La Palma; and 58 Parcels of land in Fundo Viluco.

(b2) BBVA (former BBVA Banco BHIF)

Complementing the guarantee lodged by the associated company Transportes Santa María S.A., the related company Comercial Maule S.A., has pledged in favor of BBVA Banco BHIF, a group of pick up trucks to guarantee the debt kept by Supermercados Unimarc S.A. with said entity.

(c) Indirect Commitments

(c.1) The Company and other subsidiaries companies of Inversiones Errázuriz Ltda. have informed from 1994 and 1996, regarding their guarantor condition in the payment obligations of Inverraz Ltda. with State Street Bank and Trust Company, dated in those years, in the amounts of ThUS$ 45.556 and ThUS$ 65.000 respectively. As it has been stated, the guaranty of the Company is limited to ThUS$ 13,689 for the credit of the year 1994 and to ThUS$ 25,230 for the credit of the year 1996. These limits could be eventually incremented in case of bankruptcy or winding up of one or more of the other guarantors, once concluded the respective proceeding that could be initiated against them, and those other companies be wound-up.

On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with said two obligations. The lawyers of Inverraz Ltda. report that there are pending appeals to the resolutions ruled by the Judge hearing the case in said country, Concerning same, the definition of the circuit where the aforesaid appeal in the respective procedural instance should be heard is still pending. As of the date hereof, after the appeal has been submitted, the parties have lodged their respective writs.

(c.2) On December 31, 1998, the company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santiago, which as of June 30, 2003 amounts to ThCh$6,198,206, the purpose of which is to finance the construction of supermarket facilities for Supermercados Unimarc.

Additionally, on July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee before Banco Santiago obligations that may be undertaken at present or in the future by Salmones y Pesquera Nacional, for an amount of up to US$ 1,000,000.-.

(c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca in the amount of ThCh$3,256,831.

(c.4) On December 22, 1983, the company becomes guarantor of Holandaus NV for debts kept by same with BBVA Banco BHIF. The undertaken asset is Supermercado Manquehue, the value of which is

ThCh$2,896,440 as of June 30, 2003. The current debt with Holandaus NV as at that date amounts to ThCh$145,307.-

(c.5) On November 13, 2002, before Notary Public Mr. Arturo Carvajal Escobar, the affiliate company Unimarc Organización y Servicios S.A., enters into a contract and lodges a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agrícola y Forestal Paredones Limitada, in order to guarantee to those companies the full and timely compliance with each and any of the present or future or eventual obligations referred to in this contract, and also those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and with Agrícola y Forestal Paredones Limitada, especially to guarantee the obligations referred to in Clauses Fifth and Ninth hereof.

(d) Other commitments

(d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have committed or may commit in the future with the foreign company José J. Chediack S.A.I.C.A. for an amount of up to $ARG 362,766 (Argentinean pesos).

(d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction of same for an amount which at present amounts to $ARG 7,300,270 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge of same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

(d.3) On July 10, 2000, the affiliate company Supermercados Hipermarc S.A. entered into a loan agreement with a mortgage guarantee with Banco Societe Generale S.A. for an amount which as of March 31, 2003 amounts to $ARG 2,575,061.92 payable at 5 years. The real right granted to said institution corresponds to the following real estates: Avda. Rivadavia number 5751/5/63, Avda. Rivadavia number 5765/67/69, Yerbal number 1144/46, Yerbal number 1160/62 and Avda. General Roca number 555/57, Vicente López, Province of Buenos Aires. This debt is currently being renegotiated with bank Societé Generale S.A., and Supermercados Hipermarc S.A. has offered to pay total debt through the transfer to the bank of a part of the assets guaranteeing the debt.

Additionally, a Trust contract was entered into with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned.

(d.4) Export Import Bank

In August, 1998, the State Street Bank and Trust Company, granted financing to suppliers of Supermercados Unimarc S.A. by US$ 808,996.78. This financing had a credit insurance granted by the

Export Import Bank (Eximbank) of the United States of America, which was exercised by the State Street Bank as said bank could not accept our requests to reschedule the debt. For this reason, Eximbank paid the debt to the State Street Bank and is currently rescheduling the payment of said debt with Eximbank, which is being served on a regular basis. As of June 30, 2003, the outstanding balance including capital and interest, amounts to $ 157 million.

(d.5) Corp Banca

On November 16, 1999, in the presence of Notary Public Mr. Eduardo Pinto Peralta, the associated company Inmobiliaria de Supermercados, mortgages the real estate known as Terreno Arturo Prat in Concepción, which as of March 31, 2003 has an accounting value of ThCh$2,688,885, to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A., currently has or may have in the future with Corp Banca for an amount of up to UF 200,000 of capital.

(d.6) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgages to Inmobiliaria y Constructora Nacional S.A. the real estates called Maipú I, Manuel Montt, Cordillera, Concepción, Cisterna, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

(d.7) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

(d.8) On May 30, 2003, before Notary Public Enrique Tornero Figueroa the Extraordinary Shareholders Meeting of company Unimarc Organización y Servicios S.A. held on May 27, 2003 was summarized into a Public Deed. Its purpose was to cause the company to become guarantor and/or joint debtor for the present and future obligations undertaken or to be undertaken by company Comercial Supermercados Santiago S.A., with the related companies Agrícola y Forestal Paredones Limitada, Ganadera y Forestal Nacional S.A., and Ganadera y Forestal Nacional Limitada.

On June 06, 2003, before Notary Public Mr. René Benavente Cash, the affiliate company Unimarc Organización y Servicios S.A., became guarantor and joint debtor of Comercial Supermercados Santiago S.A., in connection to each and every one of the obligations held or to be undertaken by same with Agrícola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

(e) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$ 52,604, were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the companies.

(f) Other contingencies

On February 21, 2003 an Extraordinary Shareholders' Meeting of company Supermercados Unimarc

S.A. was held, the purpose of which was to issue an opinion in connection to Official Letter 00154 dated January 08, 2003, issued by the Superintendence of Securities and Insurance, whereby it is being instructed that the Company should adjust its financial information as of December 31, 2001, as well as to re-issue its financial statements fir the quarterly periods of year 2002, to include the adjustments and effects that have taken place.

As of the date of submittal of these financial statements, a sentence has been awarded in connection to the recourse of claim filed by the Company. In fact, on August 21, 2003, the Seventh Courtroom of the Court of Appeals of Santiago decided no to admit the recourse of complaint filed by the Company in connection to Ordinary Official Letter number 09181, dated December 9, 2002, clarified through Ordinary Official Letter number 00154, dated January 08, 2003, whereby instructions were given to the effect of adjusting the financial information submitted by the Company as of the closing of the 2001 period.

23. CONTINGENCIES AND RESTRICTIONS

Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees					
	Name	Relationship		Type	Book value	06-30-03	06-30-02	06-30-04	Assets	06-30-05	Assets	06-30-06	Assets
Corp Banca	S.M. Unimarc S.A.	NO	Mortgage	0	5,594,292	3,181,165	2,240,458	0	0	0	0	0	0
BHIF	S.M. Unimarc S.A.	NO	Mortgage	0	2,896,440	0	199,546	0	0	0	0	0	0
Scotiabank	S.M. Unimarc S.A.	NO	Mortgage	0	504,571	115,360	186,615	0	0	0	0	0	0
Santiago	S.M. Unimarc S.A.	NO	Mortgage	0	6,198,206	6,198,206	1,138,822	0	0	0	0	0	0

24.   DOMESTIC AND FOREIGN CURRENCY

Assets

ITEM	CURRENCY	AMOUNT 06-30-2003	AMOUNT 06-30-2002
Current Assets			
Available	US$	140	6,089
Prepaid Expenses	UF	0	95,147
Receivables	US	282,955	0
Other Current Assets	Arg. Peso	696,042	561,583
Other Current Assets	$	27,024,084	26,473,207
Prepaid Expenses	US$	0	10,859
Other Current Assets	UF	6,286	0
Receivables	UF	210,710	35,863
Time Deposits	US$	349,851	0
Inventories	US$	120,518	0
Prepaid Expenses	UF	48,083	0
Debtors from sales	US$	34,943	21,539
Other Current Assets	US$	20,762	0
Fixed Assets			
Fixed assets	$	92,313,600	97,283,030
Fixed assets	Arg. $	53,810,212	56,698,354
Other Assets			
Other Assets	$	8,632,028	13,807,099
Other Assets	UF	90,778	186,159
Other Assets	Arg. $	730,829	581,734
Related co. Notes Receivable	US$	13,482,684	9,824,490
Long-term Debtors	US$	395,112	381,978
Notes Receivable	UF	176,992	184,960
Other Assets	US$	12,183	0
Total Assets			
	US$	14,699,148	10,244,955
	UF	532,849	502,129
	Arg. $	55,237,083	57,841,671
	$	127,969,712	137,563,336

24. DOMESTIC AND FOREIGN CURRENCY

Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year			
		06-30-2003		06-30-2002		06-30-2003		06-30-2002	
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Obligations with banks	UF	2,135,109	0	5,010,965	0	0	0	0	8.00
Obligations with banks	US$	15,414,428	0	16,822,226	0	0	9.00%	3,718,674	8.00
Obligations with banks	Arg. $	185,186	0	102,169	0	483,803	0	97,404	0
Sundry creditors	US$	38,487	0	53,710	0	235,826	0	83,421	0
Sundry creditors	US$	75,193	0	129,033	0	0	0	160,220	0
Sundry creditors	US$	330	0	6,938	0	44,672	0	0	0
Sundry creditors	UF	85,067	0	111,466	0	401	0	752	0
Sundry creditors	UF	31,528	0	10,860	0	35,009	0	36,978	0
Sundry creditors	UF	12,119	0	177,236	0	0	0	0	0
Sundry creditors	Non-readj $	620,468	0	566,663	0	121,454	0	0	0
Notes payable	Non-readj $	20,351,470	0	22,971,894	0	0	0	0	0
Notes payable	Arg. $	2,075,031	0	213,402	0	0	0	0	0
Notes payable	US$	4,656,321	0	0	0	0	0	0	0
Accounts payable	Arg. $	185,796	0	139,512	0	0	0	0	0
Accounts payable	Non-readj $	30,183	0	140,511	0	0	0	0	0
Accounts payable	US$	13,991	0	362,318	0	0	0	0	0
Related co. Notes & acc. Payable	Non-readj $	5,190,463	0	2,861,815	0	0	0	0	0
Related co. Notes & acc. Payable	US$	25,654	0	0	0	0	0	0	0
Related co. Notes & acc. Payable	Arg. $	1,472,068	0	526,752	0	0	0	0	0

24. DOMESTIC AND FOREIGN CURRENCY

Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year			
		06-30-2003		06-30-2002		06-30-2003		06-30-2002	
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Other liabilities	Arg. $	89,119	0	3,061,226	0	0	0	0	0
Other liabilities	US$	209,736	0	213,640	0	629,208	0	640,912	0
Other liabilities	Non-readj $	968,748	0	1,383,442	0	0	0	0	0
Sundry creditors	UF	0	0	11,584	0	0	0	0	0
Bank obligation	Non-readj $	2,068,653	0	0	0	3,567,941	0	0	0
Sundry creditors	US$	0	0	0	0	0	0	0	0
Related co. Notes &acc. Payable	UF	79,291	0	0	0	247,688	0	0	0
Total Current Liabilities									
	UF	**2,368,768**		**5,322,111**		**283,098**		**37,730**	
	US$	**20,408,486**		**17,587,865**		**909,706**		**4,603,227**	
	Arg. $	**4,007,200**		**4,043,061**		**483,803**		**97,404**	
	Non-readj $	**29,229,985**		**27,924,325**		**3,689,395**		**0**	

24.   DOMESTIC AND FOREIGN CURRENCY

Long Term Liabilities Current Period 06-30-2003

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	238,050	0	245,298	0	768,018	0	437,137	0
Sundry creditors	US$	131,542	0	0	0	0	0	0	0
Sundry creditors	US$	451,700	0	0	0	0	0	0	0
Sundry creditors	US$	281,060	0	0	0	0	0	0	0
Other related co. Notes & acc. payable	ARG. $	59,916	0	0	0	0	0	0	0
Other related co. Notes & acc. payable	UF	1,236,192	0	1,427,575	0	2,509,718	0	12,141,205	0
Other long-term liabilities	US$	1,677,888	0	1,677,888	0	838,944	0	0	0
Obligations with banks	UF	1,121,326	0	575,746	0	613,147	0	448,285	0
Obligations with banks	ARG. $	105,018	0	0	0	0	0	0	0
Obligations with banks	US$	952,670	0	1,051,932	0	2,629,831	0	262,989	0
Other related co. Notes & acc. Payable	US$	355,278	0	0	0	0	0	0	0
	UF	2,595,568		2,248,619		3,890,883		13,026,627	
	US$	3,850,138		2,729,820		3,468,775		262,989	
	ARG. $	164,934		0		0		0	

24. DOMESTIC AND FOREIGN CURRENCY

Long Term Liabilities Previous Period 06-30-2002

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,069,421	0	1,142,156	0	1,059,426	0	0	0
Obligations with banks	US$	1,919,179	0	1,487,413	0	1,989,403	0	0	0
Obligations with banks	ARG. $	196,774	0	0	0	0	0	0	0
Notes payable	ARG. $	1,467,153	0	0	0	0	0	0	0
Sundry creditors	UF	210,440	0	212,456	0	689,522	0	620,188	0
Sundry creditors	US$	264,034	0	0	0	0	0	0	0
Sundry creditors	US$	135,309	0	0	0	0	0	0	0
Related co. Notes & acc. payable	UF	1,081,555	0	1,302,590	0	2,236,236	0	13,018,039	0
Related co. Notes & acc. payable	Non-readj. Ch$	0	0	0	0	0	0	0	0
Other long-term liabilities	Non-readj. Ch$	0	0	0	0	0	0	0	0
Other long-term liabilities	US$	1,709,116	0	1,709,116	0	1,709,117	0	0	0
Sundry creditors	US$	234,501	0	260,843	0	0	0	0	0
	UF	2,361,416		2,657,202		3,985,184		13,638,227	
	US$	4,262,139		3,457,372		3,698,520		0	
	ARG. $	1,663,927		0		0		0	
	Non-readj. Ch$	0		0		0		0	

25. PENALTIES

As of June 30, 2003, there are no penalties in place affecting either the Company or its managers.

26. SUBSEQUENT FACTS

1 Restructuring of Credits with BankBoston N.A., Nassau Branch

On August 04, 2003 the Company subscribed the extension sheets in connection with the promissory notes of the loan contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Credit number 33,169). The above-stated credit contract and the respective debt were subject to restructuring entered into through a private deed by the parties on May 06, 2003. The instrument provides for the extension of the credit until year 2007.

Said restructuring and extensions were subject to the compliance with the suspensive conditions contemplated in the amendment dated May 06, 2003, which on August 18, 2003 were fully complied with at the creditor's satisfaction, therefore both the restructuring and extensions became in force with retroactive effect as of the date of execution.

2 Fine Penalty Imposed on the Company's Board of Directors

On July 30, 2003, through Exempt Resolution number 218, the Superintendency of Securities and Insurance applied a fine penalty in the amount of U.F. 300 upon each one of the Directors of the Company, on the grounds of non-existing acts and omissions in connection to the rescheduling of the credit subscribed with the State Street Bank and Trust Company on August 04, 1998.

On August 13, 2003, at the Eighteenth Civil Court of Santiago, a lawsuit was filed complaining against the fines imposed through the aforementioned Exempt Resolution, which as of the date of submittal of these financial statements is still pending.

3 Adjustment of the Financial Information as of December 31, 2001

On August 21, 2003, The Seventh Courtroom of the Court of Appeals de Santiago decided no to admit the recourse of complaint filed by the Company in connection to Ordinary Official Letter number 09181, dated December 9, 2002, clarified through Ordinary Official Letter number 00154, dated January 08, 2003, whereby instructions were given to the effect of adjusting the financial information submitted by the Company as of the closing of the 2001 period. The award is in executory stage, as the entire period of time for filing appeals has not elapsed. The company is currently studying the following steps to be taken.

27. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level. Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

28. REFORMULATION OF FINANCIAL STATEMENTS

The present financial statements of the Supermercados Unimarc S.A. society, at June 30, 2003, correspond to the re emission of the same one that were presented according in force law, giving execution to Ordinary N° 07981 dated September 29, 2003 of the Chilean Securities and Insurance Superintendence, due to changes in the accounting estimate of the accrued utilities item.

This re emission is made due to the application of the resolved for the Seventh Court of the Court of Appeals of Santiago, that on August 21, 2003 received the thesis of the Chilean Securities and Insurance Superintendence formulated in the Ordinary N°09181 dated December 09, 2002, clarified and supplemented by Offices N° 00154 dated January 8, 2003, regarding the treatment of the accrued utilities account, considering it as a Passive not Monetary. Such account showed a part of the sale value of the concessions to 10 years of the premises that Supermercados Hipermarc S.A., the Argentinean filial, on July 1°, 1999 gave to the Argentinean society Supermercados Norte S.A.

In the original presentation of these financial statements, the society gave a monetary treatment to such account, according to the accounting and juridical effective norms in the Republic of Argentine, fact that was rejected by the Chilean Securities and Insurance Superintendence, and finally accepted by the Seventh Court of the Court of Appeals of Santiago.

The reformulation of the financial statements that referred to the ordinary numbers 09181, 00154 and 07981, dated December 9, 2002, January 8, 2003, September 29, 2003, respectively, corresponded to the financial statements of December 2001 up to June 2003, including the quarterly financial statements included between both dates, of which form part the present one.

The verdict of the Seventh Court of the Court of Appeals considered this account as a conditional passive, however, the Administration of the society maintaining their traditional conservative politics agreed to maintain a provision on this conditional passive that in the present exercise reaches $5.033.664. If the above mentioned did not happened, the results of the society would have been increased.

29.   ACCOUNTS PAYABLE

At June 30, 2003 and 2002, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2003 M$	2002 M$
Suppliers of Goods	24,613,081	22,463,014
Suppliers of Frozen	372,783	497,468
Suppliers of Transportation	47,581	11,494
Hipermarc Suppliers	2,075,031	213,319
Total	**27,108,476**	**23,185,295**

30.   PREPAID EXPENSES

At June 30, 2003 and 2002, the breakdown of this item is the following:

ITEMS	2003 M$	2002 M$
Operating Materials	467,145	679,872
Prepaid Publicity	10,048	13,272
Prepaid insurance	48,083	80,447
Other prepaid expenses	109,186	50,060
Total	**634,462**	**823,651**

31.   SHORT AND LONG TERM SUNDRY CREDITORS

At June 30, 2003 and 2002, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:

ITEMS	Short – Term 2003 M$	Short – Term 2002 M$	Long –Term 2003 M$	Long –Term 2002 M$
Creditors for Leasing	207,068	243,155	1,778,473	1,996,625
Securities Received	31,528	33,585	0	0
Drawn and not collected checks	215,887	119,490	0	0
Computational System Financing	311,019	288,407	281,060	135,309
Other creditors (Insurance, Freight, Custom Duties)	535,052	664,218	493,272	495,356
Total	**1,300,554**	**1,348,855**	**2,552,805**	**2,627,290**

RELEVANT FACTS

Relevant Fact dated March 31, 2003:

On March 31, the Superintendence of Securities and Insurance was informed that since the value of the American Depositary Shares (ADR's) of company Supermercados Unimarc S.A. listed in the New York Stock Exchange was less than US$ 1 (one dollar of the United States of America) for a consecutive period of 30 days of operation of said market, that stock exchange has announced that it would suspend the transactions of those instruments prior to the opening for business on April 02, 2003, in accordance with the Company, as per decisions made on March 28, 2003.

In connection to the above-stated relevant fact, on May 01, 2003, the New York Stock Exchange informed us that the SEC (Securities and Exchange Commission) under an instruction dated April 29, 2003, and in accordance to its regulations, approved the removal of the ADRs that Supermercados Unimarc S.A. (each one representing 50 ordinary shares) had in the list and records of titles under the Securities Exchange Act of 1934.

The removal or de-listing became effective on April 30, 2003, at the opening of the exchange business day, in accordance to the Commission's instructions.

REASONED ANALYSIS

1.   Analysis of the General Balance Sheet

1.1   Assets

As of June 30, 2003, the consolidated assets of Supermercados Unimarc S.A. amount to ThCh$ 198,438,792. – that is a decrease of 3.74% and 1.44% as compared to June and December 2002, respectively.

The main assets that show increase during the period under analysis are:

- During this period as of June 2003, there were time deposits that implied 100% increase in this item as compared to year 2002. – under available as they were placed under this modality.

- Receivables: This item shows a slight increase as compared to June of year 2002 as a consequence of higher sales with credit instruments namely credit cards such as visa, diners etc.

- Short Term Notes and Accounts Receivable from Related Companies: This item shows an increase as of June 2003 as contrasted to June and December of year 2002, in the form of loans and invoices receivable, which as of the closing of this period yields a positive balance.

The main decreases are:

- Debtors from sales: This item shows a decrease as compared to June and December of year 2002, which is explained by the lower sales on a simple credit basis, and a better management of collection.

- Other Current Assets: This item shows a decrease as compared to the identical period in the previous year, due to the application of the above-stated funds, in an amount of approximately US$ 2,000,000 the debt with German Bank KFW.

- The Fixed Assets item presents an aggregate decrease of 5.10% as compared to June 2002, explained by the sale of assets and by the effect of the conversion of the assets of our affiliate in Argentina, and by what is described in 4.1 of these analyses.

1.2   Liabilities

The total liabilities of Supermercados Unimarc S.A. as of June 30, 2003 amounts to ThCh$198,438,792 which represents a decrease of 3.74% and 1.44%, as compared to June and December of year 2002 respectively.

This is mainly due to the decrease of Payables on a short and long term basis, due to the payment of these instruments during this period. The Short and Long Term Obligations with Banks and Financial Institutions show an aggregate decrease of 8.66% as a consequence of the service of these financial debts during this period, despite the increase in payables, which rose 16.92% and 7.53% as compared to June and December of year 2002 respectively, and the increase in payables to related companies.

1.3 Current Liquidity

The Liquidity Index is 0.47 times as of June 30, 2003, that is a 2.17% increase if compared to June of year 2002. This is due to the higher increase of current liabilities, especially accounts payable and Payables to related companies than to the increase of the current asset accounts when comparing these to periods.

1.4 Acid Ratio

This ratio was 0.29 times as of June 30, 2003, whereas as of June 2002 it was 0.27 times. This index increases when comparing these two periods, explained by the higher increase of current liabilities than the increase of the current assets.

1.5 Indebtedness Ratio

As of June 30, 2003 this ratio is 0.89 times, that is a 3.49% increase as compared to June 2002. This is mainly due to the increase in accounts payable and in accounts payable to related companies, despite the decrease in the items Short and Long Term Payables, and in Short and Long Term Obligations with Banks and Financial Institutions, as these debts were served during this period.

1.6 Short and Long Term Debt versus Total Debt

The index of short-term debt over total debt was 65.6% in the year 2003 and 62.5% and 62.3% at June and December 2002. The increase in this index is explained by an increase in current liabilities, whereas the long-term liabilities decrease.

1.7 Coverage of Financial Expenses

The consolidated coverage index as of June 30, 2003 is lower if compared to June in the previous period. This variation is explained by the aggregate loss in the income for this period, and a decrease in these expenses.

2. Income Analysis

During the period as of June 2003, the company evidenced a loss of ThCh$2,870,063 which represents a decrease as compared to the income as of June and December 2002. This is due to the company's negative operating income and non-operating income.

2.1 Income from Operation

This item shows that for Supermercados Unimarc S.A. and affiliates as June of year 2003 there was a rise to ThCh$62,575,083, that is an increase, as compared to June 2002.

The above is due to an increase in the volume of sales despite the fact that, because of the competition in the supermarket industry, there has been a decrease in the sale in some of our supermarkets.

2.2   Costs of Operation

As of June of year 2003, the costs rose to ThCh$ 48,301,914.- which represents a decrease of 1.56%, as a percentage of the Income from Operation, if compared to the results at June 2002, and a decrease of 2.2% as compared to December of that year. This reflects the adequacy in the margins to be more competitive.

2.3   Margin of Operation

The margin of operation as of June of year 2003 was ThCh$14,273,169 – that is 10.43% higher if compared to the ThCh$12,925,338 evidenced as of June of year 2002.

As a percentage of income, the margin of operation rises from 21.29% since June of year 2002 to 22.81% as of June this year, due to the reason explained in the previous number.

2.4   Administrative and Sales Expenses

As of June 2003 the administrative and sales expenses were ThCh$ 15,706,197.- as compared to the ThCh$ 15,125,187 of June 2002. This represents an increase of 3.84%, as compared to the same period in the previous year, which is explained by the increase in the costs of administration and sales caused by the opening of new stores.

2.5   Operating Income

The operating income as of June of year 2003 was minus ThCh$1,433,029, which represents a decrease as compared to June 2002.

As a percentage of the income, the operating income decreased from 3.67% as of June of year 2002 to 2.29% as of June of year 2003.

2.6   Non Operating Income

The non-operating income as of June 2003 was minus ThCh$2,477,245 – whereas at June of year 2002 there was a positive balance of ThCh$991,219. The deterioration in this figure during this period is mainly due to the downfall in the exchange rate.

2.7   Financial Expenses

The financial expenses of the company in the present period show a decrease if compared to June of year 2002. This reflects the decrease of the financial debt, and liabilities for investment.

2.8   Income before Tax

The income as of June 2003 is negative in an amount of ThCh$3,910,273 which reflects a decrease in relation to the income registered in the same period of the previous year, explained which is explained by the negative operating and non-operating income in this period.

2.9 Profits (Loss) after Taxes

The result as of June 2003 is a Loss as compared to June 2002 where there was a Profit. This is explained mainly by the loss in the non operating income.

3. Cash Flow Statement Analysis

The final cash balance as of June 30, 2003 and 2002 was ThCh$2,042,055 and ThCh$963,664, respectively.

	2003 ThCh$	2002 ThCh$
Flow from operating activities	(4,546,593)	(5,959,839)
Flow from financing activities	9,466,340	(3,735,390)
Flow for Investment activities	(4,577,927)	7,492,889
Inflation effect	(41,667)	16,447
Opening balance	1,741,902	3,149,557
Final balance of cash and cash equivalent	**2,042,055**	**963,664**

The decrease in the operating activities as of June 2003 as compared to the previous year is partly explained by the lower collection from debtors from sales notwithstanding the fact that there was a lower payment to supplier and personnel as well as interest paid.

The variation of the financing flow when comparing both periods it is mainly due to the higher increase in the obtaining of loans from related companies, than to the payment of loans.

The flow for investment activities shows mainly in the decrease in the sale of fixed assets, and to the increase in other investment income.

4. Activity and Analysis of the Differences of Book and Economic Values of the Main Assets.

The company's total consolidated assets are comprised 73.64% by Fixed Assets, 5.05% by Accounts Receivable from Related Companies on a short term basis and 5.65% corresponding to Inventories.

For the assets collected from Related Companies, there is no doubt in the payment of 100% of these debts. The Fixed Assets are presented at their acquisition cost, corrected on a monetary basis, and linear depreciation on the basis of the years of useful life in each group of assets, according to legal dispositions that have instructed by the Servicio de Impuestos Internos. Concerning the inventories, they are presented at their average weighed cost. The values so determined do not exceed their net realization values.

A revision has been made of the condition and value of the fixed assets, other assets and intangibles maintained and used over the long term, and based on estimations and projections made. It has been concluded that there is no deterioration in them which could materially affect their depreciation value or that their net depreciation value exceeds their liquidation value valor for the particular case of the fixed assets.

4.1 Investments and Disposals.

During The period under analysis certain disposals and investments were made in some fixed assets according to the following breakdown:

In this period some investments were made in Machinery and Equipment, and facilities for the remodeling of several stores of our supermarket chain.

The main disposals in the period were:

- Sale of real estate called Terreno San Pablo in the borough of Santiago

4.2 Inventory Turnover.

As of June 30, 2003 the inventory turnover is 4.35 times and 3.65 times as compared to the same period in the previous year. This increase of 19.18% reflects the increase in the volume of sales.

4.3 Inventory Permanence.

As of June 30, 2003 the inventory permanence is 41.35 days and on the last period of the previous year it was 49.32 days. This explains the increase in the volume of sales in this period.

5. Profitability Analysis

5.1 Profitability of the Equity.

As of June 30, 2003 this profitability is minus 2.66% whereas for identical period of the previous year it is 0.5%. This reflects the decrease in the aggregate result for this period.

5.2 Profitability of the Assets.

In this period the profitability of the assets represents minus 1.4% whereas for the same period in the previous year it is 0.3%, which reflects the result as of June 30, 2003 despite of the decrease in the total assets as compared to the same period in the previous year.

5.3 Performance of the Operating Assets

The performance of these assets as of June 30, 2003 is minus 8.5%, which represents an increase if compared to June 30, of the previous year, which was 11.3%. This is due to the increase in the operating income of this period, notwithstanding the decrease in the average assets.

The asset accounts considered in this analysis are:

Debtors from sales, Receivables, Sundry debtors, Inventories, Recoverable Taxes and Prepaid Expenses.

5.4   Profit per share

The profit per share as of June 30, 2002 was minus $2.27 per share, where for identical period in year 2002 it was $0,41 per share. This is explained by the negative result in this period as compared to the positive one last year.

5.5   Return on Dividends

In the period ending June 30, 2003 no dividends were distributed whereas in the previous one there was a distribution and the return was 8.26 times. The per share value as of the closing of each period is $ 7.10 and $14.00 respectively.

6.   Markets in which it participates and the competition that it faces.

The most important variations that happened during this period are the slow recovery experienced in the consumer demand despite the measures set in place by the authority in order to make the economy more dynamic.

Our competitors have become increasingly stronger in the market due to the large financial support they have.

When analyzing the sale statistics made available by the Instituto Nacional de Estadísticas, INE, it may be seen that nominal sales during el the period ending in June 2003, as compared to the same period in year 2002, grew by 11.1%, whereas the actual sales index varied by 9.4%.

In June 2003, as compared to May of the same year, there was a nominal variation of -6,3% and an actual variation of -6.3%.

On the other hand, sales in June 2003, as compared to those of June 2002 increased by 6.8% nominal and 5.0% actual.

Sales recorded in June 2003 correspond to 678 stores with over 3 cash registers in the entire country, which must be compared to the 635 establishments that operated in June 2002. If we also consider that during that period 13 supermarkets have been closed, mainly in regional sites, it is concluded that in 12 months 56 new establishments have been opened.

In accordance to the methodology applied, the new stores that started business over the last year are incorporated. They answer for 5.3% of the total sales in June. The nominal index is calculated with the statistical data compiled by the INE over the net monthly sales, that is, excluding the VAT. The actual index is calculated considering un a specific price index of the products marketed by the supermarkets as deflator.

6.1   Sales and Market Share.

The supermarket industry in Chile is in a deep consolidation process, mainly stressed by the high concentration of the market in just three agents D&S, Jumbo and Santa Isabel, which on a joint basis hold 49.8% of the domestic market share.

The market penetration of this industry by the end of year 2002 was 62%, therefore no further growth in this figure is expected, since there are other sales alternatives, such as mini markets, convenience stores and self-service stores, among others.

The above, in addition to the high efficiency and know how of the domestic supermarket chains has discouraged the entry of new foreign chains, despite their presence in neighboring countries such as the case of Walmart with stores in Argentina, Brazil and Mexico. For this reason the current participants in the market take part in a fierce competition to capture each other's customers and enhance the loyalty of their current ones. The strategies used include increasing the assortment of products for sale and providing either direct or indirect financing tools to consumers (through the delivery of in-house credit cards or through strategic alliances with large department stores).

On the other hand, the increase in square meters in the industry has been largely led by the hypermarket chains which, by way of this format, have incremented their market share. Also they have incorporated new product lines such as household appliances, tools and other items. Unimarc is not a participant in such efforts; we rather concentrate our marketing strategies in the traditional supermarket lines of products, further promoting our own brands in order to provide quality products at a lower price. These products are a high turnover alternative to traditional products.

7.   Market Risk Analysis.

From the scope of the exchange rate, the boost of the dollar at the beginning of the year has caused a decrease in purchasing power in the consumers due to the fact that imported goods have become more expensive. However, in the last few weeks the domestic currency has recovered due to an improvement in both domestic and international expectations, the end of the Irak war, the improvement in the economy in Argentina, the signs of fiscal health in Brazil, etc.

7.1.   Risk of Interest Rate and Variation in the Exchange Rate.

From this perspective the company maintains a long term related debt denominated to Argentinean pesos which represents a risk from the perspective of the exchange rate, as a consequence of the instability of that country's economy. As to liabilities, the company has debts at an average rate of 5.14%, which is comprised of 22.02% in domestic currency and 77.98% in foreign currency, mainly U.S. dollars.

Supermercados Unimarc S.A. does not have financial derivative contracts enabling to reduce the exchange rate risk or the fluctuation in the interest rates.

From the point of view of results we may state the Supermercados Unimarc S.A. operating income in foreign currency represents 0.97% of the total Operating Income, which is comprised of 90.89% by Argentinean pesos, from the operating income of our Argentinean affiliate Supermercados Hipermarc S.A. and 9.11% corresponding to U.S. dollars from exports of our Chilean affiliate Interagro Comercio y Ganado S.A.

The Operating Costs in foreign currency represent 0.05% of the total Operating Costs of Supermercados Unimarc S.A. and correspond 100% to Argentinean pesos, as the costs of our affiliate Interagro Comercio y Ganado S.A. are denominated to Chilean pesos.

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.

As June 30, 2003

ASSETS	30-Jun–03	31-Mar–02	31-Dic-02	30-Jun–02
Available	1,692,204	350,930	1,741,901	963,664
Term Deposits	349,851	0	0	0
Net Negotiable Securities	0	0	0	0
Trade Debtors (Net)	1,148,830	1,352,969	1,641,546	1,415,639
Notes Receivable (Net)	2,791,018	2,471,295	2,712,009	2,376,770
Sundry Debtors (Net)	85,512	148,702	423,254	466,703
Related Co. Bills receivables and Debtors	10,019,433	5,601,165	3,469,586	6,455,382
Inventories (Net)	11,214,023	10,621,553	10,509,931	10,976,255
Recoverable Taxes	712,310	447,842	797,224	1,087,262
Prepaid Expenses	634,462	680,310	596,450	823,651
Deferred Taxes	0	0	0	1,116,965
Other Current Assets	146,731	90,456	96,320	1,521,995
Total Current Assets	**28,794,374**	**21,765,222**	**21,988,221**	**27,204,286**
Land	43,860,697	45,741,068	45,612,853	45,529,070
Construction and Infrastructure Works	63,907,350	66,355,224	65,678,720	65,425,569
Machinery and Equipment	22,295,296	22,406,017	22,458,485	31,118,112
Other Fixed Assets	37,389,794	37,810,754	37,682,277	42,681,893
Depreciation (Less)	(21,329,325)	(20,746,991)	(19,063,259)	(30,773,262)
Total Fixed Assets	**146,123,812**	**151,566,072**	**152,369,076**	**153,981,382**
Investment in Related Companies	0	0	0	0
Other Companies Investments	0	0	0	0
Lower Value of Investments	15,773,374	16,042,685	16,778,231	17,413,971
Higher Value of Investments (less)	(40,520)	(45,979)	(46,834)	(4,491)
Long - Term Debtors	577,605	577,061	581,365	584,067
Related Comp. Bills Receivable and Debtors	0	0	0	0
Deferred Taxes	5,416,158	5,068,437	7,413,322	4,459,334
Intangibles	187,708	11,892	11,808	11,772
Amortization (Less)	0	0	0	0
Other	1,606,281	2,276,826	2,243,172	2,501,763
Total Other Assets	**23,520,606**	**23,930,922**	**26,981,064**	**24,966,416**
Total Assets	**198,438,792**	**197,262,216**	**201,338,361**	**206,152,084**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
As June 30, 2003

LIABILITIES	30-Jun–03	31-Mar-03	31-Dic-02	30-Jun-02
Short -Term Obligation Banks & Financial Inst.	22,393,002	23,181,831	23,789,525	23,421,915
Obligation with Banks & Financial Inst. L/T Portion	1,462,118	1,406,000	1,091,435	2,329,521
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	27,108,476	26,156,376	25,209,200	23,185,295
Notes Payable	229,970	296,134	429,607	642,340
Sundry Creditors	1,300,554	1,282,648	1,544,997	1,348,855
Related Co. Notes and Accounts Payable	6,989,510	2,184,734	2,263,241	3,388,566
Provisions	378,925	462,168	1,363,452	3,683,745
Withholdings	416,104	385,536	655,678	475,408
Income Tax	92,437	216,965	197,142	283,868
Income Received in Advance	838,944	897,428	885,335	854,558
Deferred Taxes	168,810	214,691	16,744	0
Other Current Liabilities	1,591	1,602	1,610	1,647
Total Current Liabilities	**61,380,441**	**56,686,113**	**57,447,966**	**59,615,718**
Obligations with Banks & Financial Inst.	7,760,944	8,172,008	8,442,070	8,863,770
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	0	247,251	1,355,326	1,467,153
Sundry Creditors	2,552,805	2,653,557	2,760,602	2,627,290
Related Co. Notes and Account Payable.	17,729,884	17,338,267	17,448,228	17,638,418
Provisions	0	0	0	0
Other Long –Term Current Liabilities	4,194,720	4,641,090	4,794,993	5,127,350
Total Long –Term Liabilities	**32,238,353**	**33,052,173**	**34,801,219**	**35,723,981**
Minority Interest	**72,683**	**77,367**	**80,169**	**77,360**
Paid-in Capital	55,873,978	56,265,096	56,488,592	56,145,211
Capital Revaluation Reserves	614,614	281,326	0	336,871
Share premium	28,893,209	28,922,788	28,893,209	28,889,879
Other Reserves	0	0	0	0
Develop Period Accumulated Deficit (less)	1,043,789	2,916,563	2,435,418	2,033,136
Retained Earnings	**18,321725**	**19,060,790**	**21,191,788**	**23,329,928**
Future Dividends Reserves	0	0	0	0
Accumulated Profits	21,191,788	21,213,482	22,809,194	22,806,452
Accumulated Losses (less)	0	0	0	0
Profit Loss of the Period	(2,870,063)	(2,152,692)	(1,617,406)	523,476
Interim Dividends (less)	0	0	0	0
Total Equity	**104,747,315**	**107,446,563**	**109,009,007**	**110,735,025**
Total Liabilities	**198,438,792**	**197,262,216**	**201,338,361**	**206,152,084**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.

As June 30, 2003

INCOME STATEMENT	30-Jun–03	31-Mar-03	31-Dic-02	30-Jun–02
Trading Income	**62,575,083**	**30,797,139**	**123.689.335**	**59,880,906**
Operating costs	(48,301,914)	(23,843,651)	(97,647,812)	(46,955,568)
Trading Margin	**14,273,169**	**6,953,488**	**26,041,523**	**12,925,338**
Adm. and Sales Expenses	(15,706,197)	(7,888,442)	(33,514,390)	(15,125,187)
Operating Results	**(1,433,028)**	**(934,954)**	**(7,472,867)**	**(2,199,849)**
Financial Income	51,271	14,670	143,571	14,684
Related Co. Invest. Profits	0	62	0	0
Other non-operating income	812,751	714,197	2,401,898	335,514
Related Comp. Invest. Losses	0	0	0	0
Lower Value Invest. Amortization	(1,446,535)	(341,764)	(1,278,279)	(638,919)
Financial Expenses	(1,835,944)	(945,664)	(4,826,232)	(2,327,085)
Other non-operating expenses	(33,592)	(16,909)	(1,094,349)	(1,110,139)
Price-level restatement	220,848	52,200	(493,020)	42,992
Exchange rate differences	(246,044)	(573,618)	5,338,264	2,691,734
Non-Trading Income	**(2,477,245)**	**(1,096,826)**	**191,853**	**(991,219)**
Profit Before Tax	**(3,910,273)**	**(2,031,780)**	**(7,281,014)**	**(3,191,068)**
Income Tax	225,140	(125,086)	5,653,259	3,706,323
Consolidated (Loss) Profit	**(3,685,133)**	**(2,156,866)**	**(1,627,755)**	**515,255**
Minority Interest	6,301	3,100	5,556	8,198
Net (Loss) Profit	**(3,678,832)**	**(2,153,766)**	**(1,622,199)**	**523,453**
Higher Value Invest. Amortization	808,769	1,074	4,793	23
Profits (Loss) of the Period	**(2,870,063)**	**(2,152,692)**	**(1,617,406)**	**523,476**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.

As June 30, 2003

FINANCIAL RATIOS		30-Jun-03	31-Mar-03	31-Dec-02	30-Jun–02
Number of Shares		1.261.849.619	1.261.849.619	1.261.849.619	1.261.849.619
Per Share Profit	($)	(2.27)	(1.71)	(1.28)	0.41
Book Value	($)	83.01	85.15	86.39	87.76